UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                FORM 10-SB12G/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                     CRYS*TEL TELECOMMUNICATIONS.COM, INC.
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                (Name of small business issuer in its charter)

                FLORIDA                               33-0865003
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   (State or other jurisdiction of                   (IRS Employer
    incorporation or organization)                Identification No.)

     4275 Executive Square, Suite 1130, La Jolla, CA                92037
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         (Address of Principal Executive Offices)                (Zip Code)

                                 858/713-1491
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                (Issuer's telephone number, including area code)

     Securities to be registered under Section 12(b) of the Exchange Act:


          Title of Each Class                Name of Each Exchange on Which
          to be So Registered                Each Class is to be Registered
-------------------------------------    --------------------------------------
                 None                                    None
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     Securities to be registered under Section 12(g) of the Exchange Act:

                   Common Stock, Par Value $0.001 Per Share
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                               (Title of Class)

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                               TABLE OF CONTENTS

                                                                         PAGE
PART I
ITEM 1.  DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . . . .    3

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

ITEM 3.  DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . . . . .   19

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . .   20

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSON . .   21

ITEM 6.  EXECUTIVE COMPENSATION  . . . . . . . . . . . . . . . . . . . .   23

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS  . . . . . . . .   25

ITEM 8.  DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . .   26

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27

PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON COMMON EQUITY; OTHER
         MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . .   50

ITEM 2.  LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . .   51

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS . . . . . . . . .   51

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . . . . .   51

ITEM 5.  INDEMNIFICAITON OF OFFICERS AND DIRECTORS . . . . . . . . . . .   52

PART III

ITEM 1.  INDEX TO EXHIBITS . . . . . . . . . . . . . . . . . . . . . . .   54

ITEM 2.  DESCRIPTION OF EXHIBITS . . . . . . . . . . . . . . . . . . . .   54

SIGNATURE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   54

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                                     PART I


ITEM 1.

DESCRIPTION OF BUSINESS
Item 101 of Regulation S-B


BUSINESS DEVELOPMENT

    Crys*Tel Telecommunications.com, Inc. ("Crys*Tel" or the "Company") plans to establish itself as an international facilities-based telecommunications carrier which utilizes the Internet to provide economical international telecommunications services. A "facilities-based carrier" is a telecommunications carrier that owns its own equipment (gateways, routers, switches etc.), or has access to equipment through other methods such as leasing, co-location, co-sharing, etc. A "facilities-based carrier" has the ability to act either as retail or as a wholesale carrier. A retail carrier sells minutes directly to the consumer, whereas a wholesale carrier sells discounted minutes in bulk to resellers who do not own or have access to equipment. Through Voice Over Internet Protocol (VOIP) technologies, the Company will route voice, data and value-added services over the Internet, providing substantial discounts off standard rates, which translates to savings for the consumer. The Company will operate both as a wholesale carrier for international long distance resellers and as a retail carrier, servicing its own network and marketing the use of its network to consumers in designated areas. The Company plans to combine advanced engineering and systems integration with extensive redundancy to ensure a high quality of service.

The Company's unique `phone-to-phone' system enables callers to use a standard telephone without the need a computer or additional equipment. Local telephone calls are converted from analog (standard voice transmission) to digital format and seamlessly routed over the public Internet to destinations around the world. This unique technology creates the opportunity to economically bypass large portions of the Public Switched Telecommunication Networks (PSTN). The Company is poised to take advantage of the convergence of these trends by developing a worldwide `state of the art' network that offers significant advantages to IP telephony carriers and resellers.

The Company is actively seeking international ventures and supplier relationships, which will enable the company to expand while ensuring that performance and quality is maintained.

The Company's objective is to develop a low-cost regional and international telephony network in Europe, Asia and Africa with connectivity to North America and Latin America, and to utilize inherent cost advantages to secure retail and wholesale customers in all markets the company operates in. The network will become established in regional markets through direct service agreements, thus bypassing the high costs associated with traditional country settlement rates. In addition, the Company intends to complement core international retail and wholesale PSTN long distance business with value added services to its potential customers such as fax, data and voice services utilizing traditional data networks such as frame relay, IP (Internet Protocol) and the Internet.

    The Company believes that it will become a well-positioned, and widely recognized IP Telephony service provider with joint venture agreements and POP's, (Points of Presence), around the world. The Company's primary mandate is to provide developing countries with an alternative choice in telecommunication systems, which will allow them to call internationally at a drastically reduced price. In addition we intend to source out, evaluate and acquire traditional telecommunication companies in order to expand our international presence and customer base.

The Company's growth strategy is through the joint ventures. The Company is actively pursuing opportunities to partner with local companies in emerging marketplaces, developing a lot of hidden energies, locating with local companies, investors and shareholders, who wish to enter in this particularly favorable environment in the telecommunications arena, but do not have sufficient knowledge in the field or technology. This development will produce a large fall out of synergies. Management believes that the joint venture model will produce a substantial amount of convenience in negotiating with the governments for necessary licenses and permits as well as the PTT's, (Postal, Telephone and Telegraph), for local termination rates.

The Company intends to build a large subscriber base and volume of minutes on a multi-national basis. The Company intends to acquire telecom reseller operations and have alliances, partnerships and joint ventures with facilities-based firms and carriers on several continents, adding them to the planned Crys*Tel IP Telephony Network. It is also the Company's plan to offer business development models, marketing support services and financial support to its' acquired telecom resellers and to service its' allied facilities-based operating firms and carriers. With this strategy, the Company will be positioned to transfer clients from standard telephony networks to Crys*Tel's IP Telephony Network.

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Furthermore, the Company will expand its point of presence (POP) sites across
North America in order to gain a national and international presence. This will involve installing gateway servers in different locales. Customers may then phone anywhere in North America using IP Telephony technology. More importantly, other global competitors may seek to enter into partnerships, alliances or joint ventures with the IP Telephony Network to expand their amount of POP sites into North America. These may be in the form of equity arrangements or reciprocal alliances.

    The Company entered into a joint venture agreement during the year ending June 30, 1999. The joint venture centered on the primary relationship between the Company and Crys-Tel International, Inc.

Crys-Tel International, Inc. is owned by PacRim Information Systems, Inc. and Kaiden S.A., 25% and 75% respectively. The income stream between the Company and Crys-Tel International, Inc. was to be derived from a series of contracts created throughout Europe by Crys-Tel International, Inc., which would have provided voice of Internet protocol (VoIP) services and revenues. Crys-Tel International, Inc. was to establish an international VoIP network by developing POP's in strategic locations throughout Europe, and ultimately worldwide. The income generated from this network was to be passed through to the Company, pursuant to the "Heads of Agreement." The only contract established was located in the country of Italy, and no results materialized.

This agreement was to purchase the income stream of Crys-Tel International, Inc., in exchange for the issuance of shares of Common Stock and Series A Convertible Preferred Stock of the Company. Crys-Tel International's ability to produce the income stream represented was grossly overstated, and ultimately failed to materialize. In fact no revenues were ever created from the income stream of the international business. Based on the facts and advice of legal counsel the Company and its Board of Directors terminated the "Heads of Agreement" and cancelled the shares. Pursuant to the cancellation of said shares, Robert Papalia, on behalf of PacRim Information Systems, Kaiden SA and their shareholders, filed suit against the Company claiming breach of contract and intentional misrepresentation. This lawsuit was filed on February 3, 2000 with the San Diego Superior Court. The Company then entered into a settlement agreement with Robert Papalia, PacRim Information Systems, and Kaiden SA on
May 6, 2000. As per the terms of the settlement agreement Robert Papalia, PacRim Information Systems, and Kaiden SA relinquished all shares issued, common and preferred, under the terms of the Heads of Agreement. Pursuant to the return of the shares the Company then issued 2,000,000 shares of common stock as compensation for consulting services performed under the terms of a Consulting Agreement to Robert Papalia. Additionally, as per the terms of the settlement agreement, all claims made against the Company were withdrawn (See "Item 2 - Legal Proceedings").

ORGANIZATION AND CAPITALIZATION

    The Company's Articles of Incorporation filed January 7, 1987, authorized 300 shares of common stock. On July 22, 1998 the Company issued 100 shares of common stock. A vote of the majority shareholders approved a 10,000 for 1 forward stock split through an amendment to the Articles of Incorporation dated August 3, 1998. The authorized stock was also increased from 300 shares to 50,000,000 shares of common stock, $0.001 par value through a majority vote of the shareholders.

On August 5, 1998 the Company filed its Form 15c-211 with the NASD indicating 1,000,000 shares issued and outstanding, of which Pamela Wilkinson (control shareholder) directly owned 800,000 shares. On September 18, 1998 the Company's received clearance to trade on the OTC BB under the stock symbol PSVG. The Company believes that the control shareholder Pamela Wilkinson acquired an additional 175,000 shares through open market buying. On or about
November 19, 1998 Pamela Wilkinson resigned, transferring control of the Company pursuant to a Stock Purchase Agreement. Ms. Wilkinson sold the
975,000 common shares in a single private transaction pursuant to the Stock Purchase Agreement to James Rodgers, the former President and Chief Executive Officer of the Company, for $250,000 in consideration.

On December 11, 1998, the Company amended the Articles of Incorporation to authorize 10,000,000 shares of preferred stock, par value $0.001. The Company entered into an agreement entitled the "Heads of Agreement," and issued 1,500,000 shares of common stock and 7,500,000 shares of Preferred Stock to Kaiden S.A. and PacRim Information Systems, Inc., under the terms of the Agreement. The Company and its Board of Directors then authorized the issuance of 7,500,000 shares of the preferred stock to be designated "Series A Convertible Preferred Stock" and the issuance of 1,500,000 shares of common stock. These shares were issued in reliance upon the exemption from registration provided for by Section 4(2) of the Securities Act of 1933.
On December 14, 1998, the majority of the shareholders approved a 6 for 1 forward stock split, and the Company changed its name to Crys*Tel Telecommunications.com, Inc. The Company then applied for and received clearance to change the stock symbol to CYSS. On January 14, 1999, the majority of the shareholders approved an increase of authorized common stock to 100,000,000 shares.

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On March 3, 1999 the Company offered and issued to a single individual,
Giacomo Luca Di Consolo, 909,000 shares of common stock in exchange for acquiring a 20 percent interest in an Italian business called Academy Network Solutions. These shares were issued in reliance upon the exemption from registration provided for by Section 4(2) of the Securities Act of 1933.
That transaction was subsequently rescinded by the Company for nonperformance and the share issuance was cancelled as of the issuance date of March 3, 1999.

On April 6, 1999, the Company offered and issued to Lampton, Inc.,
1,200,000 shares of common stock pursuant to a convertible debenture agreement and 400,000 shares of common stock pursuant to the exercise of a stock purchase warrant, as well as 200,000 shares of common stock to a broker, J.P. Carey, Inc, pursuant to the exercise of an additional stock purchase warrant, in exchange for a commitment to provide the Company with up to $1,000,000.00 in equity financing in reliance upon the exemption from registration provided for by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated hereunder. These shares were placed in escrow contingent upon performance of the financing commitment to raise $1,000,000.00. Only $334,000.00 in equity financing was actually provided. Of the shares issued to Lampton, Inc., 890,883 shares of common stock were returned from escrow to the Company that were issued under the debenture agreement. In addition, 333,334 shares of common stock were returned from escrow to the Company that was issued under the stock purchase warrant.

    On October 31, 1999 the Company's Board of Directors authorized the issuance of 500,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa, pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

On December 28, 1999 the Company's Board of Directors authorized the issuance of 2,500,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa, 1,500,000 shares to the Company's Vice President and Corporate Secretary, Anthony J. Papalia and 1,000,000 shares to the Company's Director, Edward Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation. The Board of Directors also authorized the issuance of 750,000 shares of common stock to GNK Partners, Inc. and 750,000 shares of common stock to RCG Holdings, Inc. pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past services rendered and monies loaned to the Company.
The Board of Directors further authorized the issuance of 300,000 shares of common stock under the 1934 Securities Act through a registration statement filed under Form S-8 to Rubicon Capital Partners, Inc. for professional services within a reasonable period of time once the Company has reached reporting status with the Securities and Exchange Commission and the NASD, these shares were never issued. The Board of Directors further authorized the issuance of 2,500,000 shares of common stock to Rubicon Capital Corporation, pursuant to Section 4(2) of the Securities Act of 1933 in consideration of Rubicon Capital Corporation acting as financial advisor and consultants to the Company and providing a minimum investment of $500,000 to the Company from accredited investors. The investment of $500,000 was received over the next six months for working capital.

On December 27, 1999, the Directors agreed that it was advisable and in the best interest of the Company to cancel the common and preferred share issuances to both PacRim Information Systems, Inc. and Kaiden S. A., and to negotiate a settlement of all matters between the Company and PacRim and between the Company and Kaiden. Pursuant to the cancellation of said shares, Robert Papalia, on behalf of PacRim Information Systems, Kaiden SA and their shareholders, filed suit against the Company and its Officers and Directors claiming breach of contract and intentional misrepresentation. This lawsuit was filed on February 3, 2000 with the San Diego Superior Court. The Company after deliberations with legal counsel entered into a settlement agreement with Robert Papalia, PacRim Information Systems, and Kaiden SA on May 6, 2000.
As per the terms of the settlement agreement Robert Papalia, PacRim Information Systems, and Kaiden SA relinquished all shares issued, common and preferred. Pursuant to settlement agreement entered into and the return of the 7,500,000 shares of preferred stock and 9,000,000 shares of common stock, the Company and its Board of Directors then issued 2,000,000 shares of common stock as compensation for consulting services to be performed under the terms of a Consulting Agreement. Additionally, as per the terms of the settlement agreement, all claims made against the Company, its Officers and Directors were withdrawn. The Company pursuant to the settlement agreement and Consulting Agreement was instructed to issue the 2,000,000 shares of common stock in the following manner, 1,666,667 shares to Robert Papalia, a Canadian citizen and 333,333 shares to Patrick Catalano, Esq., the US attorney representing the plaintiff in the lawsuit brought against the Company.

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On April 3, 2000, the Company pursuant to the Florida Corporations Code and the private placement exemption via Section 4(2) and 4(6) of the Securities Act of 1933 issued to 13 individuals a total of 92,500 Units, which consists of one share of Preferred Series "B" Stock. Each preferred share is convertible into four shares of common stock.

On May 18, 2000, the Company's Board of Directors authorized the issuance of 100,000 shares of common stock to Charles R. Grebing pursuant to the Florida Corporations Code and the private placement exemption via Section 4(2) of the Securities Act of 1933, in consideration of legal services rendered.

On June 5, 2000, the Company's Board of Directors authorized the issuance of 1,000,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa, 600,000 shares to the Company's Vice President and Corporate Secretary, Anthony J. Papalia, 200,000 shares to the Company's Chief Operating Officer, Wesley Fry and 500,000 shares to the Company's Director, Edward Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

On August 10, 2000, the Company's Board of Directors authorized the issuance of 1,000,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa, 1,000,000 shares to the Company's Vice President and Corporate Secretary, Anthony J. Papalia and 300,000 shares to the Company's Director, Edward Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

On August 10, 2000, the Company's Board of Directors authorized the issuance of 300,000 shares of common stock to three individuals, Messrs. Oscar Minetto, Marta Lopez, and Gerardo Rodriguez (100,000 shares each) pursuant to
Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past compensation.

On October 8, 2000, the Company's Board of Directors authorized the issuance of 1,500,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa and 300,000 shares to the Company's Director, Edward Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

On October 17, 2000, the Company's Board of Directors authorized the issuance of 3,000,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa, 3,000,000 shares to Meta Partners Ltd. and 1,500,000 shares to the Company's Director, Edward Nixon pursuant to
Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

The Company currently has 33,184,783 shares of common stock issued and outstanding, of this amount 909,000 issued to Giacomo Luca Di Consolo will be returned to treasury and 333,334 issued to Lampton Carey will be returned to treasury.

The Company on November 15, 2000 held a special shareholders meeting and a vote by the majority shareholders voted in favor of a 20 for 1 reverse stock split. The Company believes that it will effect the reverse stock split during on January 31 2001.

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PRODUCTS AND SERVICES

The Company has entered into the arena of Internet telephony. Recently, software was developed to minimize hardware requirements, paving the way for remote access, linked transcontinental and intercontinental Internet telephone without the end user needing a computer. This became the birth of Phone-to-Phone Internet telephony. With this new technology, users can now use a regular telephone to dial into a local gateway, which digitizes the voice signal. The resulting stream of numbers is broken down into standard TCP/IP packets and sent over the Internet to another gateway in another country. The destination gateway reassembles the information, converts it back to voice and sends it over local telephone lines to the destination number. Crys*Tel plans to take advantage of the convergence in the trends between this Internet Protocol (IP) technology and the traditional voice transmission networks such the Public Switched Telecommunications Network (PSTN) by developing a worldwide 'state of the art' network that offers significant advantages to the IP telephony carriers and resellers.

    Crys*Tel's objective is to develop a low-cost regional and international telecommunications network in Europe and Asia with connectivity to North America and Latin America, and to utilize inherent cost advantages to secure retail and wholesale customers in all markets the Company operates in. This network is referred to as the Crys*Tel Telecommunications Network (CTN). The Company intends to establish the CTN in regional markets through international joint venture direct service agreements, thus bypassing the high costs associated with traditional country settlement rates.

The CTN, which is a 'phone-to-phone' system, enables callers to use a standard telephone without the need for a computer or other additional equipment. Regular local telephone calls are converted from standard voice to digital format and seamlessly routed over the public Internet to destination points around the world. This creates the opportunity to economically bypass large portions of the Public Switched Telecommunications Network (PSTN), which is the worldwide voice telephone network accessible to all those with telephones and access privileges. The Company will utilize the PSTN for all off-network traffic, or in other words, to all destinations that the Company doesn't have a gateway to originate/terminate traffic.

Crys*Tel is concentrating its initial marketing efforts on three core product areas. The product line is planned to include Voice over IP, Fax over IP, and Video over IP. To access Crys*Tel's Voice over IP service the user dials the number of the nearest Crys*Tel Gateway that is connected to a regular PSTN line. The gateway acts as a bridge between the PSTN and the Crys*Tel Internet Telecommunications Network (CITN). The CITN is the portion of Crys*Tel's network that is exclusively IP based. Once connected, the user is prompted to dial the destination phone number. The call is then converted from an analog signal to a digital signal, which in turn is reduced into packets so that it can transverse the Internet. When it reaches the Crys*Tel Gateway on the other end of the connection, the call is converted back to analog mode and sent over the phone network to complete the connection. This allows international telephone calls to be made without incurring expensive international rates. To the caller, calls are routed in the traditional manner. Users are able to speak straight into a telephone and be connected directly to another telephone, rendering obsolete the need for computers.

Fax Services from Crys*Tel are intended to enable real-time, reliable fax transmission over private or public IP networks. In most environments today, fax is sent over the PSTN. Crys*Tel intends to allow any user, regardless of whether they have Internet access or not to use the Internet for long distance fax calls. Instead of accessing a long distance carrier network, IP users are routed to the closest Crys*Tel Gateway, then across the Internet to the closest local central office. From there, faxes are routed over the PSTN to the called number. The result is that the entire call is free of long distance charges. Users not attached to an IP network can dial a local number to reach the Crys*Tel Gateway. Once dial tone is achieved they can enter a long distance number. The call is then transported across the IP network to its destination.

    Video services from Crys*Tel will involve a comprehensive network video streaming solution. It will deliver TV-quality video programming to desktop PCs. It's a full solution that offers organizations a fast and effective way to deliver business communications to their employees. Applications will include; Training, Corporate Communications and Distance Learning.

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By utilizing the CTN, Crys*Tel is establishing itself as an international facilities-based telecommunications carrier which routes voice, data and value-added services over the Internet, giving substantial discounts off standard rates which translates to savings for the caller. To be considered a "facilities-based" telecommunications carrier the Company must either own its own equipment (gateways, routers, switches etc.), or have material access to the equipment through other methods such as leasing, co-location, co-sharing, etc. A facilities-based telecommunications carrier has the option sell minutes of service directly to the consumer as a retail carrier, or it may act as a wholesale carrier by selling minutes, in a bulk format, to other communications carriers known as long distance resellers. A long distance reseller is a business entity, which does not have access to equipment, so they must purchase minutes from a wholesale carrier at a discounted price and resell those minutes to the consumer at a premium, thereby creating a margin and profits for the long distance reseller. Crys*Tel intends to operate both as a wholesale carrier for international long distance resellers and as a retail carrier, servicing its own network and marketing the use of its network to consumers in designated areas.

Crys*Tel also intends to provide software and service that offers users the ability to call anyone, anywhere on any standard telephone, from their personal computer by using an Internet dial-up account and a microphone. The user will require an Internet connection as well as a multimedia computer. To those users who do not have a multimedia PC, Crys*Tel also offers a device called a serial set which replaces the sound card, microphone, and speaker. The sound quality is better with the use of the serial set since it is made specifically for this scenario.

The Company also intends to develop a range of telephone calling card options to cover the private and business needs of customers to make long distance or International calls. These calls can be made from home or office, hotels, public phones etc. and depending on the option chosen will cater to calls made in country, from Europe or from anywhere in the world. The cards can be customized for organizations enabling series of collectable or promotional cards to be issued to raise money for charities, institutions etc. or simply to promote an organization's activities.

    Crys*Tel intends to emerge as a reseller and distributor of certain related industry equipment. The Company expects to enter into a Reseller Agreement with a large equipment vender. This equipment vender should be an industry leader that is able to provide the Company with cost effective access to hardware and software components required to establish and operate an IP based telecommunications network. The Company believes that this agreement will offer access to its partners' leading edge technologies, as well as insights into market trends and product development. Crys*Tel is seeking out candidates that will enable the Company to represent itself to it's joint venture partners as a entity capable of providing IP Telecommunications solutions for their geographic regions. Currently, the Company has only investigated potential equipment venders, and no agreements are being contemplated at this time.

The Company has entered into a letter of intent with NX Networks (NASDAQ:NXWX) to purchase equipment. Nx Networks announced at the iLocus Show in London, U.K, the signing of an agreement with the Company to deliver next-generation telephony solutions in Europe, North America and South America, Asia and the Middle East.

The Company will deploy Nx Networks voice over packet solutions, using Nx voice gateways. The network is expected to deliver in excess of 35 million minutes per month. The agreement with Nx Networks fulfills the rules of development for the Company, which are: 1) Identify VoIP telephony as a strategic choice;
2) Choose the best technology, Nx Networks; and 3) Build a worldwide telecommunications network with IP. The rapid deployment of Nx Networks high quality voice network with the Company's joint venture partners, coupled with the negotiations the Company has had with several exchange carriers will enable the Company to capture the expanding VoIP market.

Nx Networks, an award-winning provider of innovative Internet telephony solutions, offers a robust suite of tools and applications that harness the full potential of Voice over Internet Protocol (VoIP) gateways, SoftSwitch technology and Virtual Private Networking (VPN). Headquartered in Herndon, VA, Nx Networks provides secure, seamless end-to-end interoperability and voice service products to service providers, corporations and carriers in more than 83 countries worldwide. The company continues to enhance performance of its Nx 6000 Series Carrier-Class Media Gateway/Router; Nx 2200 Media Gateway and
Nx 3000 Series Gateway Router which drive their feature-rich, secure, flexible, scaleable, expandable and cost-effective next generation VoIP and VPN voice and data convergence applications like eCall Centers, International Toll Bypass and Virtual Office and Broker in a Box.

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DISTRIBUTION METHODS

Crys*Tel intends to establish international joint ventures and supplier relationships which will enable the company to rapidly expand while ensuring that performance and quality is maintained. Crys*Tel's objective is to develop a low-cost regional and international telephony network in Europe and Asia with connectivity to North America and Latin America, and to utilize inherent cost advantages to secure retail and wholesale customers in all markets the company operates in. The network will be established in regional markets through direct service agreements, thus bypassing the high costs associated with traditional country settlement rates. In addition, Crys*Tel intends to complement its core international retail and wholesale long distance business with related value added services to its customers such as fax, data and voice services utilizing traditional data networks such as frame relay, IP and the Internet.

Crys*Tel intends to aggressively expand its point of presence (POP) sites across North America in order to gain a national and international presence. This will involve installing gateway servers in different locales. Crys*Tel's clientele may then phone anywhere in North America using Internet telephony technology. More importantly, the Company believes that other global competitors will seek to enter into partnerships, alliances or joint ventures with the (CITN) to expand their amount of POP sites into North America. These contracts could be in the form of equity arrangements or reciprocal alliances.

    In North America, the Company currently operates 2 POP sites. One POP is in Vancouver, British Columbia and one is in San Jose, California. The present service capacity of the Nokia gateways in operation is approximately
720 customers. The number needed to gain a national and international presence is really an indeterminate figure. From a national standpoint the Company feels that with approximately 40 POP sites in Canada and the United States it would gain a significant presence. From an international standpoint, due to the number of countries and different locales, the Company has determined that approximately 200 POP sites worldwide would render a significant presence.

Furthermore the Company believes that with improved generations of technology that overall number of POP's required for worldwide presence will be diminished for a global network. The management of the Company believes that with designing a super POP and computer code capable in the future that the necessity for numerous POP's around the world will not be needed. The super POP will become the focal point for the global network that the Company will establish.

Crys*Tel also intends to rapidly build up a large subscriber base and volume of minutes on a multi-national basis. Crys*Tel intends to acquire telecom reseller operations and have alliances, partnerships and joint ventures with facilities-based firms and carriers on several continents adding them to the Crys*Tel Telephony Network (CTN). Management also plans to offer leadership models, marketing support services and financial support to acquired telecom resellers and to service allied facilities-based operating firms and carriers. With this strategy, Crys*Tel intends to be positioned to transfer clients from standard telephony networks to its planned Internet Telephony Network.

    Crys*Tel plans to pursue joint venture opportunities where that will support the inclusion of each new firm into an integrated business group of companies. The Company is currently planning key joint ventures in the following countries:

- Greece - Germany
- Ireland - Russia
- Italy - U.K
- Spain - Kosovo
- Albania- Croatia
- Bosnia- Herzegovina
- France - Monaco
- Argentina- Uruguay

Reseller operations will be the Company's focus for building the Company's clientele base. The Company expects that experience gained from the Company's domestic telecom operations will dictate that the new Crys*Tel business model has to incorporate specially trained representatives who will sell local, long distance voice and data communications capabilities with a view of keeping the customer once obtained through competitive cost pricing and superior service. In order to obtain the rights to sell these services the Company's joint venture partners must secure agreements and obtain a license from the local
PTT (Public Telephone and Telegraph) or other governmental authority. Due to deregulation these agreements have become easier to obtain. This is expected by management to have no effect on the Company's cost advantage because costs associated with these agreements are negligible.

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Crys*Tel plans to be responsible for overall brand integrity and ensuring compliance by each reseller. However, each acquired reseller will have autonomy in their country for local marketing programs and may request support from Crys*Tel as needed. The Company plans central marketing programs to be carried out on a European and/or global basis to develop market awareness of the Crys*Tel value proposition.

The central brand management is planned to include defining promotional styles and assisting acquired resellers in implementing such styles in their respective countries including:

- Delivery of basic marketing materials such as logo designs, brochures and core text, for advertising, agent conferences, exhibitions etc. - Support as necessary by attendance of agent conferences, exhibitions etc. - Funding special joint events as agreed on a case basis. All in country marketing costs are the responsibility of the acquired reseller.

    However, at the acquired resellers' discretion other channels may be used to support the main channel, or to promote specific additional service offers. The channels available include telemarketing, direct sales and direct marketing channels.

Crys*Tel is targeting the Asian and Italian communities in Vancouver and San Jose due to the proximity of the two cities and the high concentration of these groups. Gateways are currently being installed in Hong Kong and in Italy. The Company is also finalizing agreements with the only Italian newspaper in western North America to advertise weekly in order to promote the substantial savings to their community. In addition, the Company is negotiating an incentive program with the Italian Community Center in Vancouver to market its services to their members. Management also plans to be advertising on numerous Chinese newspapers and to allocate funds for advertisement airtime on the two Chinese radio networks. The corporate goal for the next year is to deploy and service twenty gateways in North America and twenty-five more internationally. The Company will also be focusing on the Asian countries and aggressively targeting nations in the European Union.

Crys*Tel plans to utilize the abilities of independent distributors to introduce its products to target clients. In order to effectively reach the target clients in a managed and timely fashion, the Company plans to employ resources to train and grow a professional group of 'authorized agents.' An internal `Agent Support Group,' led by the Vice president of Sales and Marketing, would manage agents. An experienced team is being assembled to provide constant support and training programs to enable the agents to be successful and focused. The agent network is intended to be built with direct promotion; trade shows exhibits and advertising in trade magazines. Crys*Tel plans to provide point of sale advertising materials and selling tools to ensure success. Crys*Tel also plans to support sales by participating as much as possible in agents' and retailers' advertising and sales promotions.

Although agents will be responsible for bringing sales to a close, Crys*Tel plans to employ account managers to facilitate the implementation and ongoing support for new programs. The account managers will work from head office and have the authority to react and respond to changing client needs. The planned 'Client Service Group' will concentrate solely on the client needs. The Company plans to set up a direct administration group to handle all customer inquiries and ongoing needs. The 'Customer Care Group' would be responsible for all customer service needs and order fulfillment. Management also intends to provide I-800 operators.

Crys*Tel's pricing strategy has two components. The first is to attract a large loyal customer base to the Company utilizing attractively priced long distance rates. The short-term goal is to build a loyal customer base to which other products may be 'bundled' and marketed. The second goal is to offer high quality value-added products at competitive prices. The Company believes that future price sensitivity will be removed by utilizing loyalty ties and the existing distribution channel (long distance).

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The Company is currently implementing commercial operations of the business.
There can be no assurance that the Company will achieve a significant degree of market acceptance, and that acceptance, if achieved, will be sustained for any significant period or that product life cycles will be sufficient (or substitute products developed) to permit the Company to recover start-up and other associated costs. Failure to achieve or sustain market acceptance could have a material adverse effect on the business, financial conditions, and results of operations of the Company.

Although the Company intends to pursue a strategy of aggressive product marketing and distribution, implementation of this strategy will depend in large part on its ability to (i) establish a significant customer base and maintain favorable relationships with those customers; (ii) effectively introduce acceptable products to its customers; (iii) obtain adequate financing on favorable terms to fund its business strategy; (iv) maintain appropriate procedures, policies, and systems; (v) hire, train, and retain skilled employees; and (vi) continue to operate in the face of increasing competition. The inability of the Company to obtain or maintain any or all of these factors could impair its ability to successfully implement its business strategy, which could have a material adverse effect on the results of operations and financial condition of the Company.

The Company will be responsible for product performance and liabilities of itself and possibly, its joint ventures. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces a business risk of exposure to product liability and other claims in the event that the use of the Company's products or services is alleged to result in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure.

STATUS OF PUBLICLY ANNOUNCED PRODUCTS AND SERVICES

    On January 27, 1999, pursuant to the Heads of Agreement, the Company announced that Crys-Tel International, Inc. had entered into a joint venture agreement with Crys-Tel Italia S.P.A. to provide Internet telephony services in Italy. Crys-Tel International, Inc. through its own efforts was negotiating with Crys-Tel Italia for the purposes of restructuring its joint venture agreement. Crys-Tel International, Inc. intended on increasing its ownership in the joint venture from 30 percent to 51 percent. Crys-Tel International, Inc. and Crys*Tel Italia through its joint venture have disbanded and Crys-Tel Italia has proceeded on its own. As of May 1999, the agreement between Crys-Tel International, Inc. and Crys*Tel Italia has been terminated. Subsequently, Crys*Tel Italia has changed its name to E-com.

On February 2, 1999 Nokia Corporation (formerly Vienna Systems), a leading Internet Protocol Telephony solutions provider, announced that the Company had chosen the Nokia Corporation platform to build an international multimedia network that will ultimately connect more than 200 points-of-presence (POP's) worldwide. The Company is not working with Nokia at this time. Nokia has in fact decided to forego the IP Telephony solution market and technical support for small customers. Through a strategic interconnect with Telematrix of Japan the Company had an opportunity to increase its points of presence. The Interconnect Agreement with TeleMatrix is not operational and has been suspended by the Company. The Company believes that the commencement of traffic will begin before the end of this year between Asia and Europe. This is contingent upon the Company selecting an equipment vendor. The Company has canceled the Nokia purchase order, because, Nokia has exited the IP business. Nokia has indicated to the Company that they are no longer working in the IP field and have moved into Wireless Access Protocol (WAP) technology field. This change in direction by Nokia has obligated the Company to make a difficult and expensive research effort in the field of IP technologies with leading companies such as Lucent, Cisco, Clarent, Nuera, Franklin, Netrix and others in order to find the best products offered from other gateway vendors, suitable to its needs. It is the intent of the Company to maintain a relationship with a few suppliers based on their strong involvement in WAP. The Company's Joint Venture in Albania is expected to provide service to the entire Balkan region. The Company plans for commencement of traffic before the end of fiscal year 2001 in this region as well.

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On February 8, 1999 the Company announced that it had signed a letter of intent to purchase 20% of Italian based Academy Network Solutions. The letter of intent, however, has been cancelled due to a lack of disclosure from Academy Network Solutions.

On March 25, 1999 the Company announced that it had finalized the purchase of 20 percent of Italian-based Academy Network Solutions for 909,000 restricted shares of Crys*Tel. This transaction has been cancelled due to a lack of disclosure from Academy Network Solutions and its management and the inability of the Company to perform its due diligence on Academy Network Solutions.

March 26, 1999 the Company announced that it had entered into an agreement with Telematrix USA, a division of Chiyoda Corporation, located in Tokyo, Japan to interconnect and share traffic between their Internet Telephony networks.
This interconnect agreement is still in place. Both networks were connected in June of 1999. To date no traffic has passed through the connected network. Price points have been accepted and traffic is scheduled to commence around the end of October 1999.

    Due to the fact that Nokia has withdrawn from the business of VoIP, the Company must renegotiate the Agreement with Telematrix USA. Telematrix USA is now using equipment provided by Cisco. Cisco equipment is not readily compatible with equipment provided by Nokia.

On July 12, 1999 the Company announced that negotiations have been completed to lead in the redevelopment and reconstruction efforts for the war-torn region of the Balkans by providing IP Telephony services to meet the needs of the displaced ethnic Albanians and the other people affected by the aftermath of the crisis in Kosovo. Negotiations have been completed and the company is waiting for a signed copy of the Joint Venture contract. This Joint Venture is expected to be consummated as soon as the Company solidifies an agreement with an equipment vender.

On July 22, 1999 the Company announced it plans to expand its IP Telephony services to support unified messaging, video conferencing, on-demand multimedia, and the wireless transmission of data and telephony. With the continuing development of the Nokia IP Solution the Company believes that it will be able to offer the public complete integration of all of its services within the next 8 months. Crys*Tel and Nokia Corporation are currently working together as "user" and "producer" to develop these services.

    Currently, the Company is seeking other Internet Protocol Telephony solutions provider as Nokia has discontinued their involvement in the area of VoIP. The Company still intends to maintain a relationship with Nokia to utilize technologies being developed in the area of WAP.

On August 26, 1999 the Company's new management team, under the leadership of CEO Dr. Lorenzo Musa announced that two very important targets have been achieved by the Company in the recently troubled area of the Balkans in the spirit of telecommunications development for all of the countries involved. The Government of Albania has awarded the company a 1300sq. meter facility from which it can operate its' VoIP services. The Company also announced that it has entered into a Letter of Intent with Pegasus Telekom of Austria to offer VoIP and GSM services in Kosovo.

The Company is seeking out other Internet Protocol Telephony solutions provider as Nokia has discontinued their involvement in the area of VoIP. Due to these circumstances, the Company has experienced delays in launching this Joint Venture in Albania. The Company expects to secure the use of the 1,300 sq. meter facility pending the arrangement of another equipment provider. The Letter of Intent with Pegasus Telekom of Austria to offer VoIP and GSM services in Kosovo has been terminated. At this point the Company intends to offer VoIP services in Kosovo directly.

    On October 20, 1999, the Company announced that it is in negotiations to create a strategic alliance with i-three inc. (I3), a net based ''event-driven'' solutions company. Crys-Tel will not utilize I3's solutions as an integral component of its overall service being offered to consumers. I3 was recently purchased by a competing business.

On February 25, 2000 the Company announced that it had signed a letter of intent (LOI) to purchase the entire VOIP network of USATalks.com Inc. (USATalks). The Company due to its involvement in significant litigation placed upon it by various parties was advised to have a third party step in to purchase the equipment.

On May 15, 2000 the Company announces that it is has signed a lease agreement with RCG Holdings, Inc. (RCG) for the utilization and deployment of 300 Franklin Telecommunications, Inc. (ASE: FCM) gateways and supporting equipment. Crys*Tel in prior press releases announced that it was in discussions and negotiations with USATalks.com, Inc. (USATalks) (Pink Sheets, National Quotation Bureau: USAT) for the purchase of its' VoIP equipment utilized in their US nationwide network. The negotiations with USATalks were successfully completed, whereby RCG a shareholder of Crys*Tel entered into a purchase agreement with USATalks to acquire the entire USATalks equipment. The entire purchase of equipment was believed to have a retail value in excess of $6 million USD and was to be deployed to Crys*Tel's joint ventures in Central and Eastern Europe. RCG purchased the first of six asset purchases for approximately $450,000. The remaining asset purchases were never completed as financing became unavailable to RCG or to the Company to acquire the remaining equipment. The Company intends to utilize the Franklin Equipment in its deployment within Uruguay and Argentina. The Company as of this date has purchased the equipment from RCG.

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COMPETITION

Although Management believes that competition in the IP telephony business is becoming very intense and financially demanding as competition in cellular telephone and personal computer and Internet business is intense. The name and number of competitors in this arena are too numerous to mention. The Company, however, is aware of only a handful of Internet telephony providers located mainly on the West Coast of the United States that service niche markets. The hardware of these competitors is limited to twelve port gateways, which is not flexible or scaleable architecture. Crys*Tel utilizes hardware equipped with forty eight to sixty ports and can be switched on according to the traffic flow. The Company intends to position itself to be a next generation telecom provider and therefore its hardware should not suffer bottlenecks, which could plague its competitors. The Company is planning to model itself like Quest as the largest Internet telephony provider in North America by installing the most gateways and thereon controlling the most point of presence sites.

The Internet, telecommunication and cellular telephone industries, meanwhile, continue to undergo rapid change, and competition is intense and is expected to increase. The Company is aware that other companies and businesses market, promote and develop technologies and products, which could be competitive with the Company. There may exist other technologies and products that are functionally equivalent or similar to the Company's products. The Company expects that companies or businesses which may have developed or are developing such technologies and products, as well as other companies and businesses which have the expertise which could encourage them to develop and market competitive products and technology, may attempt to develop technology and products directly competitive with the Company. Many of these competitors have greater financial and other resources than the Company.

There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which the Company is developing or which would render the Company's services obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial resources and marketing capabilities than the Company.

Further, the market for the Company's telecommunications products is characterized by rapidly changing technology, which could result in product obsolescence or short product life cycles. Similarly, the industry is characterized by continuous development and introduction of new products and technology to replace outdated products and technology. There can be no assurance that competitors will not develop technologies or products that render the Company's systems obsolete or less marketable. The Company may be required to satisfy evolving industry or customer requirements, which could require the expenditure of significant funds and resources, and the Company does not have a source or commitment for any such funds and resources.

PRINCIPAL SUPPLIERS

    The Company's exclusive gateway vendor was Nokia Corporation (formerly Vienna Systems). The Company also entered into a contract with Starcom-Accesspoint, a Division of Starcom Services Corporation of British Columbia, Canada. As of to date the Company has not continued with either of these vendors and is in discussions with various other vendors.

The Company currently has a contingency plan, which includes Franklin Telecommunication's equipment and Nx Networks equipment. The Company has acquired 40 gateways from the RCG Holdings, Inc. purchase from USATalks.com, Inc.

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DEPENDENCE ON A FEW MAJOR CUSTOMERS

As the date hereof, the Company has formally entered into only one international joint venture agreement with Crys-Tel Uruguay to provide the Company's products and services in the country of Uruguay. The Company is in the midst of finalizing various other joint venture agreements in Italy and Argentina. Crys*Tel has two colocation agreements, a Colocation Support Services Agreement with the Vancouver Telephone Company Limited to deliver products and services in Vancouver, British Columbia and an Internet Services and Colocation Agreement with AboveNet Communications, Inc. to deliver services and products in the area of San Jose, California.

PATENTS, TRADEMARKS AND LICENSES

The Company owns no patents or trademarks. Management has considered registering certain trademarks under the name "Crys*Tel" but has made no commitment as of yet to do so. The Company will be required to obtain an international carriers' license under Section 214 of the Communications Act of 1934 as discussed below but has not yet filed the application. The Company has no current plans to apply for patents of any kind.

    The Company intends on registering the trademark Crys-Tel in each and every country that the Company will have or has a joint venture established. The Company will upon the satisfaction of, and the creation of a joint venture will secure the registration of the trademark.

NEED FOR GOVERNMENTAL APPROVAL AND EFFECT OF REGULATIONS

The Company will be required to obtain an International carriers' license under
Section 214 of the Communications Act of 1934. The Company has not yet applied for this license but intends to do so prior to the end of this calendar year. Failure to obtain this license may seriously impact the Company's ability to execute its business plan. International carriers authorized under Section 214 of the Communications Act of 1934, as amended, must comply with the following requirements and prohibitions:

(a) Each carrier is responsible for the continuing accuracy of the certifications made in its application. Whenever the substance of any such certification is no longer accurate, the carrier shall as promptly as possible and in any event within thirty days file with the Secretary in duplicate a corrected certification referencing the FCC file number under which the original certification was provided. The information may be used by the Federal Communications Commission (hereinafter the "Commission") to determine whether a change in regulatory status may be warranted.

(b) Carriers must file copies of operating agreements entered into with their foreign correspondents within 30 days of their execution, and shall otherwise comply with the filing requirements of the Commission.

(c) Carriers must file tariffs pursuant to Section 203 of the Communications Act, 47 U.S.C. 203 and certain federal regulations.

(d) Carriers must file annual reports of overseas telecommunications traffic as required by the Commission.

(e) Authorized carriers may not access or make use of specific U.S. customer proprietary network information that is derived from a foreign network unless the carrier obtains approval from that U.S. customer. In seeking to obtain approval, the carrier must notify the U.S. customer that the customer may require the carrier to disclose the information to unaffiliated third parties upon written request by the customer.

(f) Authorized carriers may not receive from a foreign carrier any proprietary or confidential information pertaining to a competing U.S. carrier, obtained by the foreign carrier in the course of its normal business dealings, unless the competing U.S. carrier provides its permission in writing.

(g) The Commission reserves the right to review a carrier's authorization, and, if warranted, impose additional requirements on U.S. international carriers in circumstances where it appears that harm to competition is occurring on one or more U.S. international routes.

(h) Carriers regulated as dominant must provide the Commission with the following information within 30 days after conveyance of transmission capacity on submarine cables to other U.S. carriers:

 (1) The name of the party to whom the capacity was conveyed;
 (2) The name of the facility in which capacity was conveyed;
 (3) The amount of capacity that was conveyed; and
 (4) The price of the capacity conveyed.

(i) Subject to the requirement of the Commission that a carrier regulated as dominant along a route must provide service as an entity that is separate from its foreign carrier affiliate, and subject to any other structural-separation requirement in Commission regulations, an authorized carrier may provide service through any wholly owned direct or indirect subsidiaries. The carrier shall, within 30 days after the subsidiary begins providing service, file a letter with the Commission in duplicate referencing the authorized carrier's name and the FCC file numbers under which the carrier's authorizations were granted and identifying the subsidiary's name and place of legal organization. This provision shall not be construed to authorize the provision of service by any entity barred by statute or regulation from itself holding an authorization or providing service.

(j) An authorized carrier, or a subsidiary operating pursuant to paragraph (i), that changes its name (including the name under which it is doing business) shall notify the Commission by letter filed with the Secretary in duplicate within 30 days of the name change. Such letter must reference the FCC file numbers under which the carrier's authorizations were granted.

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ESTIMATE OF THE AMOUNT TIME SPENT ON RESEARCH AND DEVELOPMENT

The Company's business is not necessarily propriety. Rather, the Company provides products and a network developed by others, which are licensed to the Company. The Company's license for these services is being principally provided by the Nokia Corporation. Thus, the Company does not engage in research and development per se. The Company's business plan is primarily focused on the marketing and use of products developed by its vendors.

    The Company has spent considerable time and energies on the research and development of IP technology in addition of its reliance on the assistance of this research from such vendors who have worked with the Company; Lucent Technologies, Clarent Technologies, Nuera Networks, Franklin
Telecommunications, and Netrix (Nx Networks), and additionally from international carriers such as GTS, a leading carrier in Europe.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

It is not anticipated that any the Company will develop any issues with compliance with environmental laws.

EMPLOYEES

The Company is a development stage company and currently has two part time employees in addition to executive officers. At such time as the Company enters into active contracts with additional joint ventures, the number of employees is expected to increase to at least 20 full-time employees, as is the compensation of executive officers. Management of the Company expects to use consultants, attorneys, and accountants as necessary. The need for employees and their availability will be addressed in connection with a decision whether or not to participate in a joint venture.

    The Company is therefore dependent on the efforts and abilities of its senior management. Senior management is composed of Dr. Lorenzo Musa Chairman of the Board of Directors, President and Chief Executive Officer and
Edward Nixon, Director. The loss of any of these key employees could have a material adverse effect on the business and prospects of the Company. The members of the Board of Directors of the Company believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure of any key personnel from the service of the Company. There can be no assurance, however, that upon the departure of any key personnel from the service of the Company that replacement personnel will cause the Company to operate profitably. The Company has no key man life insurance with respect to any of its executive employees.

YEAR 2000 ISSUES AND ASSESSMENT.

Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company has assessed its exposure to Year 2000 issues in terms of its products, internally used operating systems, software, and other technology, and third party vendors and suppliers. While the Company believes that it has substantially identified and resolved all potential Year 2000 problems with any of the products that it markets, it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company's products and services have been identified or corrected because these products and services interact with other third party vendor systems not under the Company's control. It should be noted that the operation of office and facilities equipment, such as fax machines, photocopiers, telephone systems, security systems, elevators, and other common devices might be affected by the Year 2000 problem.

The Company has identified major suppliers and other third party vendors integral to the operations of the Company's business. The Company will initiate communications with those suppliers and third party vendors to assess their readiness to handle Year 2000 problems. However, the Company has no control over and cannot predict the corrective actions of these third party vendors and suppliers. The Company intends to arrange, to the extent available, alternate supplier arrangements in the event that it considers a third party vender to have material Year 2000 issues. Although the Company expects that it will be able to resolve any significant Year 2000 problems related to third party products and services, there can be no assurance that it will be successful in resolving any such problems. Any failure of these third party vendors and suppliers to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operations.

    Ultimately, these problems could result in system failures, delays or miscalculations causing disruptions to Crys*Tel's operations. The failure of the Company's network or of any systems maintained by third parties to be Year 2000 compliant could potentially:
* Cause a complete disruption of the Company's Internet telephony services to any or all countries;
*  Cause a disruption of the Company's billing cycles;
*  Cause the Company to incur significant expenses to remedy any problems;
*  Impose unmanageable burdens on the Company's technical support staff; and
* Cause customers or partners to be dissatisfied with the Company's network and services.

The discussions of the Company's efforts relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the associated level of incremental costs could be adversely affected by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software and other unanticipated problems. The failure to correct a material Year 2000 problem could result in an interruption of certain normal business activities or operations. Such failures could materially affect the Company's results of operations, liquidity and financial condition. Because of the general uncertainty inherent in the Year 2000 problem, the Company is unable at this time to determine those consequences.

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ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, LIQUIDITY AND CAPITAL RESOURCES, RECENT EVENTS.

Item 303 of Regulation S-B

    FORWARD LOOKING STATEMENTS

Certain statements concerning the Company's plans and intentions included herein constitute forward-looking statements for purposes of the Securities Litigation Reform Act of 1995 for which the Company claims a safe harbor under that Act. There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) interest rates, (b) general economic conditions and (c) specific economic conditions within the areas where the Company operates. This registration statement contains both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties, including, but not limited to, those mentioned above. Moreover, future revenue and margin trends cannot be reliably predicted.

OVERVIEW

Crys*Tel Telecommunications.com, Inc. is a development stage company with a limited operating history upon which an evaluation of the company's prospects can be made. Except for the historical information contained herein, the following discussion may contain forward-looking statements that involve risks and uncertainties. The Company's future could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not specially limited to, failure to satisfy performance obligations, timely product manufacturing and installation, changes in various markets the company serves, as well as the other risks detailed in this section. The Company does intend to update the results discussed herein as a result of changes in risks or operating results.

The Company has limited operating history upon which an evaluation of the Company's prospects can be made. The Company has had only limited revenue from its operations through September 30, 2000 and there can be no assurances as to when the Company will commence generating substantial revenues, or that it will be profitable once substantial revenues are generated. The Company's prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever changing industry and the research, development, manufacture, commercialization, distribution, and commercialization of technology, procedures, and products and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization. There can be no assurance that the Company will be able to achieve profitable operations.

RESULTS OF OPERATIONS

The financial statements and notes thereto which appear in Part F/S should be read in conjunction with this discussion and analysis of operations. After a change in ownership and undertaking a new business plan, the Company elected to change its fiscal year from December 31 to June 30 effective July 1, 1998. There was little activity during the resulting short period from January 1 to June 30, 1998. A change in ownership took place on November 11, 1998.

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

    FISCAL 2000 VS. FISCAL 1999

During the period from July 1, 1999 to June 30, 2000 ("Fiscal 2000"), the Company devoted most of its attention to raising capital, pursuing joint venture prospects, the negotiations of a large equipment purchase and the development of future prospects. During the period from July 1, 1998 to June 30, 2000 ("Fiscal 1999"), the Company devoted most of its attention to raising capital, developing strategic relationships and branding. The Company prior to January 1, 1999 had minimal business operations and was in search of a business opportunity.

And although the Company was a development-stage company during this period, (Fiscal 1999) the Company derived $129,000 in revenues from the sale of two gateways to its potential joint venture partner in Italy. The joint venture agreement never materialized, however the Company did sell the equipment under its Resellers Agreement with Nokia. Gross profit realized from the sale of the two gateways was approximately $41,000. In comparison the Company did not derive any revenues during Fiscal 2000.

Although the Company's business operations did not begin until January 1, 1999, the Company recorded $322,000 in total operating expenses in Fiscal 1999 compared to $1,940,000 in Fiscal 2000. This represented an increase of $1,618,000, or 502.5% from Fiscal 1999 to Fiscal 2000. The Company recorded $60,000 in professional fees in Fiscal 1999 compared to $1,248,000 in Fiscal 2000. This represented an increase of $1,188,000, or 1,980.0% from Fiscal 1999 to Fiscal 2000. The Company during Fiscal 2000 entered into various consulting agreements which increased its overall expenditures substantially; the Company incurred $500,000 in consulting fees with regards to the Settlement Agreement (see "Legal Proceedings"); the Company incurred $375,000 in consulting fees with regards to a corporate finance agreement; the Company incurred $125,000 in consulting fees with regards to investor relations services; and the Company incurred $200,000 in outside professional services which consisted of financial, legal and technical assistance. Most if not all of these fees were paid with the issuance of common stock of the Company. The Company recorded $50,000 in salaries and benefits in Fiscal 1999 compared to $545,000 in Fiscal 2000. This represented an increase of $495,000, or 990.0% from Fiscal 1999 to Fiscal 2000. The Company during Fiscal 2000 hired a Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer, and various other management to conduct the Company's business; in addition the Company incurred a full twelve months of these expenses compared to the six months for Fiscal 1999.

The Company recognized gain on cancellation of revenue stream of $9,000, which was the value of the shares issued pursuant to the Heads of Agreement during Fiscal 2000. The Company incurred $10,000 in interest expense during Fiscal 1999 compared to none for Fiscal 2000.

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 VS. FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999

During the period from July 1, 2000 to June 30, 2000 ("3MO 2001"), the Company devoted most of its attention to pursuing joint ventures and the development of future prospects. During the period from July 1, 1999 to September 30, 2000 ("3MO 2000"), the Company devoted most of its attention to raising capital, developing strategic relationships, branding and the development of joint ventures.

Although the Company's business operations have been limited, the Company recorded $457,000 in total operating expenses in 3MO 2000 compared to $213,000 in 3MO 2001. This represented a decrease of $244,000, or 53.4% from 3MO 2000 to 3MO 2001. The Company recorded $179,000 in professional fees in 3MO 2000 compared to $95,000 in 3MO 2001. This represented a decrease of $84,000, or 46.9% from 3MO 2000 to 3MO 2001. The Company during 3MO 2000 entered into various consulting agreements which increased its overall expenditures substantially, the Company during 3MO 2001 did not incur some of these same expenditures and realized cost savings from the discontinuation of its investor relations program and the limited use of outside consultants. The Company recorded $229,000 in salaries and benefits in 3MO 2000 compared to $98,000 in 3MO 2001. This represented a decrease of $131,000, or 57.2% from 3MO 2000 to 3MO 2001. The Company during 3MO 2001 alleviated itself of several executive positions such as the Chief Financial Officer and the Chief Operating Officer, compared to full staffing during 3MO 2000. The Company is primarily managed by the two Directors of the Company and two staff. The Company with proper financing and joint venture activities will increase its staff commensurately and will incur additional expenditures.

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

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2000, the Company had $100 in Total Current Assets compared to $746,000 in Total Current Liabilities. This striking imbalance between Total Current Assets and Total Current Liabilities underscores the illiquidity of the Company. The Company's significant reliance on short-term debt financing with the resulting obligation to pay these creditors $746,000 on or before June 30, 2001 will be a significant financial burden on the Company and there can be no assurance that the Company will have the ability to satisfy the claims of these creditors other than through the use of issuing shares of common stock.

While the Company had, as of September 30, 2000, no long term debt, the Company has no track record for its operations and there can be no basis to believe that the Company will be successful in obtaining the funds needed for the necessary repayment of any of this debt.

Based on the Company's current operating plan, capital and working capital expenditures necessary to support the on-going development and commercialization of its worldwide network are expected to substantially exceed cash projected to be generated from operations. However, management believes the anticipated loans from stockholders are sufficient to support its operating needs through March 31, 2000 based upon the Company's current business plan. The realization of this plan is dependent upon the Company's ability to negotiate agreements to establish a substantial network and to direct traffic over that network. There can be no assurance that sufficient numbers of joint venture agreements will be negotiated or gateways installed worldwide in the current highly competitive market to realize the current business plan. If these agreements and sales are not achieved as planned, the Company's available funds and cash flows from operations may not be sufficient to meet operating needs through June 2001. In either case the Company will likely seek additional financing in fiscal 2001, or prior thereto, to continue to fund operating needs. There can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

The Company will require additional funds to implement its business strategies, including cash for (i) payment of increased operating expenses; and
(ii) further implementation of its business strategies. Such additional capital may be raised through additional public or private financing, as well as borrowings and other resources. The Company anticipates that it will need to raise capital prior to the end of calendar 1999. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution to the Company's stockholders. No assurance can be given, however, that the Company will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements of the Company to implement its business strategies. The inability of the Company to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial condition of the Company. The Company may be required to raise substantial funds. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates that the Company would not otherwise relinquish. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

INTERNATIONAL JOINT VENTURES

Because certain customers of the Company will be located in other countries, the Company anticipates that international sales will account for a significant portion of its revenues. There can be no assurance that the Company will be able to compete successfully in international markets or to satisfy the service and support requirements of its customers. Additionally, the Company's sales and operations could be subject to certain risks, including tariffs, and other barriers, difficulties in staffing and managing foreign subsidiary, joint venture and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibly of difficulty in accounts receivable collection. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

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

The Company will sell its products and services in currencies other than the U.S. Dollar, which would make the management of currency fluctuations difficult and expose the Company to risks in this regard. The Company's results of operations are subject to fluctuations in the value of various currencies against the U.S. dollar. Although Management intends to monitor the Company's exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's results of operations or financial condition.

The products marketed and distributed by the Company may be subject to foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the Company's products and services will comply with government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards or regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

IMPACT OF INFLATION

    Because of the nature of its services, the Company does not believe that inflation has a significant impact on its sales or profits.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. In June 1999, the FASB issued
SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The company expects no immediate impact from SFAS No. 133, as it currently has no derivatives. 8 In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is effective no later than the quarter ending March 31, 2000. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB 101 in the first quarter of 2000 and is presently evaluating the impact of the adoption of this new standard; however, it is not expected to have a material impact on the Company's financial position and results of operations. In
March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. We do not expect that the adoption of this interpretation will have a material impact on our financial statements.

ITEM 3

DESCRIPTION OF PROPERTY
Item 102 of Regulation S-B

    The Company's corporate office address is 4275 Executive Square,
Suite 1130, La Jolla, California 92037. The Company believes that the current address will be sufficient as executive offices. The Company subleases approximately 250 square feet of office space from a shareholder for $450 per month. The Company is on a month-to-month agreement.

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

ITEM 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Item 403 of Regulation S-B

As of December 15, 2000, the Company had issued and outstanding 33,184,783 shares of Common Stock. Approximately 1,103,000 of these issued and outstanding shares will be returned to treasury upon receipt. Stockholders are not entitled to accumulate their votes for the election of directors or otherwise.

Title Of     Name And Address                      Amount And Nature     Percent
Class        Of Beneficial                         Of Beneficial         Of Class
             Owner                                 Ownership
--------     ---------------------------------     -----------------     --------
Common       Lorenzo Musa (officer)                 9,500,000 Shares        29%
             C/o Crys*Tel
             Telecommunications.com, Inc.
             4275 Executive Square, Suite 1130
             La Jolla, California 92037

Common       Rubicon Capital Corp. (1)              5,000,000 Shares        15%
             4275 Executive Square, Suite 1100
             La Jolla, California 92037

Common       Edward Nixon (officer)                 3,600,000 Shares        11%
             C/o Crys*Tel
             Telecommunications.com, Inc.
             4275 Executive Square, Suite 1130
             La Jolla, California 92037

Common       Anthony Papalia (2)                    3,100,000 Shares         9%
             4275 Executive Square, Suite 1130
             La Jolla, California 92037

Common       Meta Partners Ltd. Inc.                3,000,000 Shares         9%
             6119 Camino de la Costa
             La Jolla, California 92037

Common       Robert Papalia (3)                     2,000,000 Shares         6%
             4275 Executive Square, Suite 1100
             La Jolla, California 92037

Common       Management, 2 individuals             13,100,000 Shares        12%
<F1>
(1) Includes 750,000 shares of common stock owned by RCG Holdings, Inc. and
750,000 shares of common stock owned by GNK Partners, Inc. through common majority ownership. Rubicon Capital Corp. has the ability to exercise control over the shares and indirectly has beneficial ownership.
<F2>
(2) Does not include shares indirectly owned by the family of
Mr. Anthony Papalia in street name, which is believed to be approximately
500,000 to 800,000 shares of common stock and the 2,000,000 shares directly owned by Mr. Robert Papalia.
<F3>
(3) Does not include shares indirectly owned by the family of
Mr. Robert Papalia in street name, which is believed to be approximately
500,000 to 800,000 shares of common stock and the 3,100,000 shares directly owned by Mr. Anthony Papalia. The shares issued pursuant to the settlement agreement between the Company and Mr. Papalia have been allocated between
Mr. Papalia and legal counsel of Mr. Papalia, Patrick Catalano, Esq., 1,666,667 and 333,333, respectively.

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

ITEM 5

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Item 401 of Regulation S-B

The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors. The Company anticipates forming an audit committee during the current fiscal year.

EXECUTIVE OFFICERS AND DIRECTORS

    As of December 15, 2000 the executive officers and directors of Crys*Tel are as follows:

   NAME           AGE  POSITION(S)                 TERM OF OFFICE

Dr.Lorenzo  Musa  59   Chairman, President, &      May 21, 1999 to Present
                         Chief Executive Officer

Edward  Nixon     70   Director                    February 15, 1999 to Present

A list of the Company's former executive officers and directors of the Company are as follows:

NAME                   POSITION (S)                           TERM OF OFFICE
------------------     ----------------------------------     ----------------------------------

Anthony Papalia        Corporate Secretary,                   December 23, 1998 to June 30, 2000
                       Vice President, & Director

Mike Hanson            Chief Operating Officer,               December 23, 1998 to May 4, 1999
                       Director

James Rodgers          Chief Executive Officer,               December 1, 1998 to May 4, 1999
                       Director

Benjamin English       Director                               May 21, 1999 to August 21, 1999

Robert Pacilio         Director                               May 21, 1999 to September 20, 1999

Edward Yau             President, Director                    December 23, 1998 to May 4, 1999

Edwin W. Austin        Chief Financial Officer                December 1,1998 to May 4, 1999

Randall A. Jones       Chief Financial Officer                May 11, 1999 to November 1, 1999

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

Management Biographies

Dr. Lorenzo Musa, age 59, is Chairman of the Board of Directors, President and Chief Executive Officer of the Company. He graduated "Magna Cum Laude" from Bologna University with Ph.D. in Theoretical and Applied Physics, including extensive research and development in superconductivity and superfluity applications. Dr. Musa also spent several years as a researcher and teacher at Ferrara University for the HartFree-Fock mathematical approximation method in semiconductor device projects and has been a consultant of T.E.M.A. (Technologie Matematiche Avanzate), a subsidiary of the ENI Group in Italy. Dr. Musa was C.E.O. of SINTECO S.A. Geneva, Switzerland, with signature at Geneva Chambre of Commerce, and has recently been a consultant to several European countries on the development of international telephone networks.
He is also the owner of patents in high-technology with emphasis in electronics, superconductivity and Smart cards.

Edward Nixon, age 70, is a Director of the Company. He is also the president of Nixon World Enterprises, Inc., based in the State of Washington. He specializes in international commercial trade, investigating a wide range of prospects. As a geologist he is presently concentrating on the technical evaluation of mining prospects and new techniques in metallurgy and hazardous waste disposal. His long-term personal interest has been focused on innovative methods for clean extraction of earth resources. He is also actively pursuing development of innovations in thermo-voltaic and photovoltaic electric power generators, and the development of hybrid electric power plants combining conventional and alternative energy resources. He has worked on projects in mining, refining, and manufacturing, assisting startup companies in the U.S. and development of original equipment manufacturers overseas, expansion of international satellite communications, marketing of agricultural products, improvement of transportation--including pollution abatement, and support of cultural exchange programs.

There are no family relationships among directors or officers.

No current officer or director of Crys*Tel has or during the last five years:

(a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

(b) had any conviction in a criminal proceeding or is being subject to a pending criminal proceeding.

(c) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

(d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

The officers and directors of the Company may engage in other activities that may divert some of their time from the Company's business. The persons serving as officers and directors of the Company will have conflicts of interests in allocating time, services, and functions between the other business ventures in which those persons may be or become involved. The officers and directors of the Company, however, believe that the Company will have sufficient staff, consultants, employees, agents, contractors, and managers to adequately conduct the business of the Company.

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

ITEM 6
Item 402 of Regulation S-B

EXECUTIVE COMPENSATION

    Executives of the Company are paid an annual salary and no other compensation. The following table illustrates annual executive compensation agreements with the Company's executives for the fiscal years ending
June 30, 2000 and 2001, respectively:

Name              Age            Title            Fiscal Year   Annual Salary
---------------   ---   -----------------------   -----------   --------------
Lorenzo Musa       59   Chairman, President       Fiscal Year    $ 144,000.00
                        and CEO                   2000

                                                  Fiscal Year    $ 180,000.00
                                                  2001

Edward Nixon       70   Director                  Fiscal Year    $  60,000.00
                                                  2000

                                                  Fiscal Year    $  84,000.00
                                                  2001

Anthony Papalia    25   Director, Executive       Fiscal Year    $  84,000.00
                        Vice President            2000
                        (Former)
                                                  Fiscal Year    Not employed
                                                  2001           by the Company

Randall Jones      46   Chief Financial Officer   Fiscal Year    $  75,000.00
                        (Former)                  2000

                                                  Fiscal Year    Not employed
                                                  2001           by the Company

The following table illustrates compensation received to date during fiscal years ending June 30, 2000 and 2001, respectively.

Name               Age          Title          Fiscal Year     Amount Paid
                                                                 To Date
----------------   ---   -------------------   -----------   ----------------
Lorenzo Musa        59   Chairman, President   Fiscal Year   $ 739,500.00 <F1>
                         and CEO                  2000

                                               Fiscal Year   $ 623,750.00 <F2>
                                                  2001

Edward Nixon        70   Director              Fiscal Year   $ 269,000.00 <F3>
                                                 2000

                                               Fiscal Year   $ 223,250.00 <F4>
                                                 2001

Anthony Papalia    25    Executive Vice        Fiscal Year   $ 425,000.00 <F5>
                         President               2000

Randall A. Jones   46    Chief Financial       Fiscal Year   $  75,500.00 <F6>
                         Officer                 2000

<F1>
(1) Includes $60,000.00 in reimbursed business expenses and issuances of common stock totaling $667,500.00 based on the average market price of the Company's stock less a discount. The discount from market will be recognized as stock based compensation under SFAS 123-"Accounting for Stock Based Compensation" and EITF 96-18-"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and amortized over a period of two years, the length of time that Section 144 places upon restricted stock. $535,500 in stock based compensation was issued as payment for future services or bonus compensation based on Company performance measures to be determined at a later date.
<F2>
(2) Includes $20,000.00 in reimbursed business expenses and issuances of common stock totaling $603,750.00 based on the average market price of the Company's stock less a discount. The discount from market will be recognized as stock based compensation under SFAS 123-"Accounting for Stock Based Compensation" and EITF 96-18-"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and amortized over a period of two years, the length of time that Section 144 places upon restricted stock. $513,750 in stock based compensation was issued as payment for future services or bonus compensation based on Company performance measures to be determined at a later date.

                                    - 23 -
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
<F3>
(3) Includes $1,500.00 in reimbursed business expenses and issuances of common stock totaling $262,500.00 based on the average market price of the Company's stock less a discount. The discount from market will be recognized as stock based compensation under SFAS 123-"Accounting for Stock Based Compensation" and EITF 96-18-"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and amortized over a period of two years, the length of time that Section 144 places upon restricted stock. $189,500 in stock based compensation was issued as payment for future services or bonus compensation based on Company performance measures to be determined at a later date.
<F4>
(4) Includes $5,000.00 in reimbursed business expenses and issuances of common stock totaling $218,250.00 based on the average market price of the Company's stock less a discount. The discount from market will be recognized as stock based compensation under SFAS 123-"Accounting for Stock Based Compensation" and EITF 96-18-"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and amortized over a period of two years, the length of time that Section 144 places upon restricted stock. $176,250 in stock based compensation was issued as payment for future services or bonus compensation based on Company performance measures to be determined at a later date.
<F5>
(5) Includes $50,000.00 in reimbursed business expenses and issuances of common stock totaling $360,000.00 based on the average market price of the Company's stock less a discount. The discount from market will be recognized as stock based compensation under SFAS 123-"Accounting for Stock Based Compensation" and EITF 96-18-"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and amortized over a period of two years, the length of time that Section 144 places upon restricted stock. $288,000 in stock based compensation was issued as payment for future services or bonus compensation based on Company performance measures to be determined at a later date.
<F6>
(6) Includes $10,000.00 in reimbursed business expenses and disputed amounts paid without Company authorization totaling $45,000.00. The Company intends on recovering the amounts misappropriated by Mr. Jones.

The following table illustrates compensation paid to executives for the fiscal year ending June 30, 1999:

Name              Age        Title          Fiscal Year       Amount
---------------   ---   ---------------   ---------------   ----------
Edward Nixon       70   Director            Fiscal Year     $ 2,250.00
                                              Ending
                                           June 30, 1999

Anthony Papalia    25   Executive Vice      Fiscal Year       $16,156.00
                        President             Ending
                                           June 30, 1999


Randall  Jones     46   Chief Financial     Fiscal Year       $ 9,375.00
                        Officer               Ending
                                           June 30, 1999

The Company has not adopted any incentive compensation plans or arrangements or stock purchase, profit sharing or other similar plans of equity compensation as part of the executive compensation that is offered. In addition, no officer or director has been issued any type of equity distribution in connection with the Company. Similarly, no officer or director receives special compensation or payment from the Company or any third party as a result of being affiliated with the Company.

                                    - 24 -
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

ITEM 7

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Item 404 of Regulation S-B

The Company entered into an agreement to purchase the after tax income stream from Crys-Tel International, Inc. from Kaiden S.A. and PacRim Information Systems, Inc. Crys-Tel International, Inc. is wholly owned by Kaiden S.A. and PacRim Information Systems, Inc. Under this agreement, 5,625,000 preferred shares were issued to Kaiden S.A. and 1,875,000 preferred shares were issued to PacRim Information Systems, Inc. These preferred shares are convertible into the Company's common shares pursuant to a formula in the agreement. Conversion can occur on a quarterly basis beginning January 1, 1999. For every $1.00 of net earnings after tax received by the Company from the worldwide operations of Crys-Tel International, Inc., Kaiden, S.A. and PacRim Information Systems, Inc. may, at their option, convert one preferred share to one common share (post forward split) subject to the restrictions of Securities Exchange Commission Rule 144. Provided, however, that if net earnings in any one year is negative, such loss reduces future year's net earnings and no conversion is permitted until the sum of all years' earnings is positive. There has been no conversion of preferred stock to common under this agreement as of this date because the Company has not realized positive earnings. Under the same agreement, Kaiden S.A. also received 6,750,00 common shares (post forward split) and PacRim Information Systems, Inc. received 2,250,000 common shares (post forward split).

Kaiden S.A. is a financial investment management company based in Switzerland. The company has been actively involved in the raising of capital for start-up companies in several different fields, especially high technology. Kaiden S.A. has also had a long history of being involved in the financing and management of construction projects for multinationals in the Middle East, Italy and the Balkans.

PacRim Information Systems, Inc. is a mining and technology company. The company has a large mining concession on Texada Island in British Columbia. PacRim Information Systems, Inc. has acquired 160 mineral leases and a gold plant on Texada Island, which is comprised of a 4 stage crushing circuit and 4-stage gravity concentration circuit. This plant has the capacity to process 300 tons per day. The company has also been actively involved with several different technology companies, including video conferencing equipment, smart cards and telephony.

    The Company believes that Messrs. Antonio Papalia and Robert Papalia are the controlling shareholders of PacRim Information Systems, Inc. as individuals, and as well as, through their ownership in Metals Research Group Corporation. Mr. Antonio Papalia and Mr. Robert Papalia are the father and uncle, respectively, of Anthony Papalia who served as Vice-President, Corporate Secretary, and Director of the Company. The Company believes Metals Research Group Corporation is the majority shareholder of PacRim Information Systems, Inc. Lorenzo Musa and Anthony Papalia, in the past both served as Directors and members of the Executive Management team of the Metals Research Group Corporation, and Edward Nixon also served as a Director of Metals Research Group Corporation. Dr. Musa, Mr. Anthony Papalia and Mr. Nixon all resigned their respective positions with Metals Research Group Corporation and discontinued any involvement or communication with the management of Metals Research Group Corporation. The Company has cancelled the Heads of Agreement transaction and has cancelled the shares issued pursuant to that agreement and returned them to treasury.

The Company is currently sustaining operations with loans from a shareholder. This shareholder has incurred expenses on behalf of the Company and has agreed to defer payment pursuant to the terms of a demand promissory note that includes interest, which accrues at an annual rate of 10 percent. As of September 30, 2000, the date of the Company's most recent unaudited financial statement, the amount owed was $293,850.00.

                                    - 25 -
-------------------------------------------------------------------------------

ITEM 8

DESCRIPTION OF SECURITIES
Item 202 of Regulation S-B

On August 3, 1998 the Company amended its articles of incorporation by increasing the number of shares authorized from 300 to 50,000,000 common shares and changed the par value from $25.00 to $0.001. The shareholders then approved a ten thousand for one split of the issued and outstanding shares of the Company's common stock. On December 11, 1998 the Company amended the articles of incorporation to increase the number of authorized common shares to 100,000,000 and to authorize the issuance of 10,000,000 shares of preferred stock. The shareholders then approved a six for one split of the issued and outstanding shares of the Company's common stock.

Common Stock

Each holder of Common Stock is entitled to share pro-rata in such dividends or other distributions to shareholders as may be declared by the Board of Directors out of the funds legally available therefore and, in the event of liquidation, to share pro-rata in the distribution after payment in full of all creditors. The Company has never paid a dividend on its Common Stock and currently the Company intends to retain all earnings for use in connection with its business. Accordingly, it is anticipated that dividends will not be paid to holders of Common Stock for at least the next five years of the Company's existence. Further, borrowing arrangements, which the Company may have with banks and financial institutions in the future may limit or otherwise restrict the ability of the Company to pay dividends to holders of its Common Stock or other classes of securities. All holders of Common Stock of the Company have full voting rights and have the right to cast one vote for each share held of record on any matter coming before the shareholders for vote. With respect only to the election of directors, holders of Common Stock do not have the right to elect directors by cumulative voting.

Preferred Stock

The Company is also authorized to issue 10,000,000 shares of Preferred Stock, par value $.001 per share. Various series of the Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority given in the articles of incorporation. At the same time, the Company approved the creation of Series A Preferred Stock with the following attributes. In the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Stock shall be entitled, before any assets of the Corporation shall be distributed among or paid over to the holders of the Common Stock, to be paid $.001 per share. After payment to the holders of the Series A Convertible Preferred Stock, any additional amount available for distribution to the shareholders of the Corporation shall, be shared by the holders of the Series A Convertible Preferred Stock and the Common Stock on a share-for-share basis (with each share of Series A Convertible Preferred Stock being deemed to be equal to the number of shares of Common Stock (including fractions of a share) into which such Series A Convertible Preferred Stock is convertible immediately prior to the close of business on the business day fixed for such distribution. The amounts distributable to the holders of Series A Convertible Preferred Stock under upon liquidation is to be adjusted appropriately for subdivisions (by stock splits, stock dividends or otherwise), combinations (by reverse stock splits or otherwise) or other recapitalizations of the Series A Convertible Preferred Stock.

FORWARD-LOOKING STATEMENTS

     IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND THE COMPANY DESIRES TO FALL WITHIN THE "SAFE HARBOR" PROVISIONS THEREOF. THIS STATEMENT IS INCLUDED HEREIN FOR THE EXPRESS PURPOSE OF AVAILING THE COMPANY OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH RESPECT TO ALL OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. SUCH FORWARD-LOOKING STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY AND ITS MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE, AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER SUBSTANTIALLY FROM HISTORICAL RESULTS OR ANTICIPATED RESULTS. THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE," "PROJECTED," "PLANS," "PLANNED," "OBJECTIVE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

                                    - 26 -
-------------------------------------------------------------------------------

                                   PART F/S

                     Crys*Tel Telecommunications.Com, Inc.
                         (a development stage company)

                             Financial Statements

                           Year ended June 30, 1999
                    and the six months ended June 30, 1998

                                    - 27 -
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

                                Table of Contents
                                -----------------
                                                                     Page
                                                                     ----
Independent  Auditors'  Report . . . . . . . . . . . . . . . . . . .   29

Financial  Statements:

     Balance  Sheet  . . . . . . . . . . . . . . . . . . . . . . . .   30

     Statements  of  Operations  . . . . . . . . . . . . . . . . . .   31

     Statements  of  Stockholders'  Equity . . . . . . . . . . . . .   32

     Statements  of  Cash  Flows . . . . . . . . . . . . . . . . . .   33

     Notes  to  Financial  Statements  . . . . . . . . . . . . . . .   34

                                    - 28 -
-------------------------------------------------------------------------------

                         Independent Auditors' Report
                         ----------------------------


To the Board of Directors and Stockholders
Crys*Tel Telecommunications.Com, Inc.
Irvine, California


We have audited the accompanying balance sheet of Crys*Tel Telecommunica-tions.Com, Inc. (a development stage company) as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the year and six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crys*Tel
Telecommunications.Com, Inc. as of June 30, 1999 and 1998, and the results of its operations and cash flows for the year and six months then ended in conformity with generally accepted accounting principles.


                   Logan Throop & Co., LLP

September 30, 1999


                                    - 29 -
-------------------------------------------------------------------------------

                     Crys*Tel Telecommunications.com, Inc.
                         (a development stage company)

                                Balance Sheets

June 30,                                                    1999       1998
-------------------------------------------------------   --------   --------
ASSETS

Current assets
  Cash                                                    $    956   $   -
  Cash held in trust                                        14,198       -
-------------------------------------------------------   --------   --------
    Total current assets                                    15,154       -

Property and equipment, net                                108,408       -
Trademarks                                                      57       -
-------------------------------------------------------   --------   --------
  Total assets                                            $123,619   $   -
-------------------------------------------------------   --------   --------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                        $  3,182   $   -
  Demand loans payable to Stockholders                     130,147       -
-------------------------------------------------------   --------   --------
    Total liabilities                                      133,329       -
-------------------------------------------------------   --------   --------


Stockholders' equity
  Convertible preferred stock, $.001 par value,
      10,000,000 and 0 shares authorized,
      7,500,000 and 0 shares issued and outstanding
      at June 30, 1999 and 1998, respectively.               7,500       -
  Common stock, $.001 and $25.00 par value,
      100,000,000 and 300 shares authorized,
      15,309,117 and 100 shares issued and outstanding
      at June 30, 1999 and 1998, respectively.              15,309      2,500
  Additional paid in capital                               258,091       -
  Deficit accumulated during the development stage        (290,610)    (2,500)
-------------------------------------------------------   --------   --------
    Total stockholders' equity                              (9,710)      -
-------------------------------------------------------   --------   --------
Total liabilities and stockholders' equity                $123,619   $   -
-------------------------------------------------------   --------   --------

           See accompanying notes and Independent Auditor's report.

                                    - 30 -
-------------------------------------------------------------------------------

                     Crys*Tel Telecommunications.com, Inc.
                         (a development stage company)

                           Statements of Operations

                                                                    Period from
                                                     Six months    January 2, 1987
                                        YEAR ENDED     ended        (inception)
                                         JUNE 30,     June 30,    to June 30, 1999
                                           1999         1998        (unaudited)
-------------------------------------   ----------   ----------   ----------------
Sales                                   $  128,900   $     -         $  128,900

Cost of sales                               87,687         -             87,687
-------------------------------------   ----------   ----------   ----------------
Gross profit                                41,213         -             41,213
-------------------------------------   ----------   ----------   ----------------


Operating expenses
  General and administrative               241,871         -            244,371
  Office occupancy                          29,604         -             29,604
  Product development                       13,696         -             13,696
  Promotion and advertising                 36,802         -             36,802
-------------------------------------   ----------   ----------   ----------------
    Total operating expenses               321,973         -            324,473
-------------------------------------  ------------  ----------  ------------------
Loss from operations                      (280,760)        -           (283,260)
-------------------------------------   ----------   ----------   ----------------

Other income (expense)
Foreign currency exchange gain               2,824         -              2,824
Interest expense                           (10,174)        -            (10,174)
-------------------------------------   ----------   ----------   ----------------
Total other income (expense)                (7,350)        -             (7,350)
-------------------------------------   ----------   ----------   ----------------
Net loss                                $ (288,110)  $     -         $ (290,610)
-------------------------------------   ----------   ----------   ----------------

Loss per share                              (0.02)         -             (0.02)

Average number of shares outstanding    12,827,279    6,000,000      12,827,279

           See accompanying notes and Independent Auditor's report.

                                    - 31 -
-------------------------------------------------------------------------------

                     Crys*Tel Telecommunications.com, Inc.
                         (a development stage company)

                      Statements of Stockholders' Equity
                                                                                   Deficit
                                                      Convertible                accumulated        Total
                                            Common     Preferred                 during the      Stockholders'
                                            Shares      Shares      Amount    development stage     equity
---------------------------------------   ----------   ---------   --------   -----------------   ----------
Initial capitalization at July 1, 1999           100        -      $  2,500       $    -          $   2,500
Net loss through 12/31/97 (unaudited)           -           -          -             (2,500)         (2,500)
---------------------------------------   ----------   ---------   --------   -----------------   ----------
                                                 100        -         2,500          (2,500)           -
Net loss                                        -           -          -               -               -
---------------------------------------   ----------   ---------   --------   -----------------   ----------
                                                 100        -         2,500          (2,500)           -

Stock split, 10,000 for 1                    999,900        -          -               -               -
Stock issued for revenue stream            1,500,000   7,500,000      9,000            -              9,000
Stock split, 6 for 1                      12,500,000        -          -               -               -
Debentures converted                         309,117        -       333,200            -            333,200
Syndication costs                               -           -       (63,800)           -            (63,800)
Net loss                                        -           -          -           (288,110)       (288,110)
---------------------------------------   ----------   ---------   --------   -----------------   ----------
                                          15,309,117   7,500,000   $280,900       $(290,610)      $  (9,710)
---------------------------------------   ----------   ---------   --------   -----------------   ----------

           See accompanying notes and Independent Auditor's report.

                                    - 32 -
-------------------------------------------------------------------------------

                     Crys*Tel Telecommunications.com, Inc.
                         (a development stage company)

                           Statements of Cash Flows
                                                                            Period from
                                                            Six months     January 2, 1987
                                              YEAR ENDED      ended         (inception)
                                               JUNE 30,      June 30,     to June 30, 1999
                                                1999          1998          (unaudited)
-------------------------------------------   ----------    ----------    ----------------

Net loss                                      $ (288,110)   $     -          $ (290,610)
Adjustments to reconcile net loss to
  net cash used by operating activities:
  Depreciation and amortization                   33,634          -              33,634
  Revenue stream agreement expensed                9,000          -               9,000
  Issuance of stock for services                    -             -               2,500
  Increase in accounts payable                     3,182          -               3,182
-------------------------------------------   ----------    ----------    ----------------
     Net cash used by operating activities      (242,294)         -            (242,294)
-------------------------------------------   ----------    ----------    ----------------

Investment in trademarks                             (57)         -                 (57)
Purchase of property and equipment              (142,042)         -            (142,042)
-------------------------------------------   ----------    ----------    ----------------

  Net cash used by investing activities         (142,099)         -            (142,099)
-------------------------------------------   ----------    ----------    ----------------

Proceeds from demand loans payable
  to stockholders                                130,147          -             130,147
Proceeds from convertible debentures, net        269,400          -             269,400
-------------------------------------------   ----------    ----------    ----------------
  Net cash provided by financing activities      399,547          -             399,547
-------------------------------------------   ----------    ----------    ----------------
                                                  15,154          -              15,154

  at beginning of period                               -          -                -
-------------------------------------------   ----------    ----------    ----------------
                                              $   15,154    $     -          $   15,154
-------------------------------------------   ----------    ----------    -----------------

Stock issued for revenue stream      $    9,000          $   9,000
Debentures converted                 $  333,000          $ 333,000

                                    - 33 -
-------------------------------------------------------------------------------

                     Crys*Tel Telecommunications.com, Inc.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1. ORGANIZATION AND OPERATIONS

ORGANIZATION

Crys*Tel Telecommunications.com, Inc., (the "Company), was incorporated on January 2, 1987 in the state of Florida. Until December 14, 1998, the company was named Progressive General Corporation.

DEVELOPMENT STAGE OPERATIONS
Since inception, the Company has been in the development stage of operations. In November 1998 the Company's management resigned after selling the controlling interest in the Company and new management took control. Until November 1998 the Company did not have any formal business plan.

The Company is now working to develop its business as an international facility based carrier, which utilizes the Internet to provide economical international telecommunication services. Through its voice over Internet protocol (VoIP) technologies, it plans to route voice, data and value added services over the Internet, giving substantial discounts off standard rates. The Company plans to operate both as a wholesale carrier for international long distance resellers and as a retail carrier, servicing its own network and marketing the use of its network to consumers in designated areas. Through June 30, 1999, the Company has generated operating revenues of $128,900 and has incurred losses of $290,610.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Consists of demand deposit accounts and cash held in trust.

INVENTORY
Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

                                    - 34 -
-------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to seven years) using the straight-line method.

INTANGIBLES
Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method. Each asset is continually evaluated by management to determine if its carrying value will be realized based upon the estimated discounted cash flow expected from the asset. Additional amortization is recognized in the period a decline in value is identified.

INCOME TAXES
Deferred income taxes are provided for the estimated tax effects of timing differences between income for tax and financial reporting. The principal sources of timing differences are due to minor differences in depreciation method. A valuation allowance is provided against deferred tax assets, where realization is uncertain.

NET EARNINGS PER COMMON SHARE
Net earnings per common share are based on the weighted average number of common shares outstanding during each period.

FISCAL YEAR END
Effective June 30, 1998 the Company elected to change the ending date of its fiscal year from December 31 to June 30. Accordingly, the attached financial statements include a short period for the six months ended June 30, 1998.


                                    - 35 -
-------------------------------------------------------------------------------

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

June 30,                              1999         1998
--------------------------------   ----------   ----------
  Gateways                         $  131,530         0
  Office furniture and equipment        5,203         0
  Computers and software                5,309         0
--------------------------------   ----------   ----------
                                      142,042         0
  Less accumulated depreciation       (33,634)        0
--------------------------------   ----------   ----------
                                      108,408         0
--------------------------------   ----------   ----------

4. CASH HELD IN TRUST

The cash held in trust represents amounts held in an attorney trust account, and is available for disbursement at the direction of management.


5. DEMAND LOAN PAYABLE TO STOCKHOLDERS

Certain stockholders of the Company incurred expenses on behalf of the Company and agreed to defer payment. The amount still owed is included in the ending balance demand loan payable to stockholders at June 30, 1999. The balances payable to stockholders are short-term obligations and include interest accrued at an annual rate of 10 percent.


6. CONVERTIBLE DEBENTURES

In April 1999 the Company issued $333,000 of short-term convertible debentures, all of which converted to common stock by June 30, 1999. The debentures had 400,000 warrants attached. In connection with the offering an additional 200,000 warrants were issued for services. (See note 7)


                                    - 36 -
-------------------------------------------------------------------------------

7. STOCKHOLDERS' EQUITY

AUTHORIZED SHARES AND STOCK SPLITS
On August 3, 1998 the Company amended its articles of Incorporation by increasing the number of shares authorized from 300 to 50,000,000 common shares. At the same time the par value was changed from $25.00 to $0.001. The shareholders then approved a ten thousand for one split of the issued and outstanding shares of the Company's common stock.

On December 11, 1998 the Company amended the Articles of Incorporation to increase the authorized number of common shares from 50,000,000 to 100,000,000. The shareholders then approved a six for one split of the issued and outstanding shares of the Company's common stock. The earnings per share have been retroactively restated to reflect the stock splits.

CONVERTIBLE PREFERRED STOCK
In addition to its common shares, the Company has authorized 10,000,000 shares of Preferred Stock at a par value of $.001 per share. The shares were authorized in the amendment to the articles of incorporation on December 11, 1998. 7,500,000 Convertible Preferred shares were issued and outstanding at June 30, 1999.

For every $1.00 of net earnings of the Company at the end of each fiscal year, one share of Convertible Preferred stock is convertible, at the option of the holder, into six shares (one share prior to split) of Common Stock. However, if net earnings in any one-year is negative, such loss shall reduce future year's net earnings and no conversion shall be permitted until the sum of all year's earnings is positive.

WARRANTS
The Company had 600,000 warrants outstanding at June 30, 1999, with an exercise price of $1.00 and $2.50 respectively. 66,666 of these warrants were subsequently exercised and common shares were issued for a total of $116,665.50. 333,334 of the warrants expired by the date of this report, leaving 200,000 warrants outstanding that expire on April 5, 2002.


                                    - 37 -
-------------------------------------------------------------------------------

8. INCOME TAXES

At June 30, 1999, the Company had federal and state tax net operating loss carryforwards of approximately $290,000. The federal and state tax loss carryforwards will expire beginning in 2003, unless previously utilized and may be significantly limited in use as a result of changes in ownership of the Company.

The Company's deferred tax assets are shown below. A valuation allowance of $99,000 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain.

June 30,                                        1999         1998
------------------------------------------   ----------   ----------

Deferred tax assets:
   Net operating loss carryforwards          $   99,000   $    1,000
------------------------------------------   ----------   ----------
Net deferred tax assets                          99,000        1,000

Valuation allowance for deferred tax assets     (99,000)      (1,000)
------------------------------------------   ----------   ----------
Total deferred tax assets                    $        0   $        0
------------------------------------------   ----------   ----------

9. COMMITMENTS

The Company subleases a facility under an operating lease that expires
January 15, 2000. Rent expense was $27,347 for the year ended June 30, 1999 and $0 for the six months ended June 30, 1998. Future minimum lease obligations are $34,500 all of which is due within the next fiscal year.

The Company is currently finalizing a lease of space for its offices in San Diego, California. The San Diego lease is expected to have a five-year term expiring in September 2004 and payments of $6,540 a month. While the new lease is under negotiation, the Company is on a month-to-month arrangement with HQ Business Centers.


                                    - 38 -
-------------------------------------------------------------------------------

10. REVENUE STREAM AGREEMENT

During November of 1998 the Company entered into an agreement with Crys-Tel International, Inc. a Barbados Corporation (CT). The agreement called for 1,500,000 shares of the Company's common stock and 7,500,000 shares of the Company's convertible preferred stock to be issued to CT in return for all future revenue streams of CT. It was subsequently decided that the Company would undertake the business plan directly rather than operating through CT. The shares issued in connection with the transaction were recorded at par value and subsequently charged to expense because of the change in operating entity.


11. CONTINGENCIES - GOING CONCERN

As reported in the financial statements, the company has incurred a loss in excess of $ 290,000 from inception through June 30, 1999. As of that date the Company's current liabilities exceeded its current assets by $118,175. These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital funding to carry out its business plan.

The Company plans to raise additional capital through its shareholder loans and through a private placement of its common stock. The Company has ordered the equipment required to commence the sale of minutes through its existing network of gateways and is negotiating contracts and joint venture agreements for such sales. Management believes that, if funding is available to continue the production of gateways, and joint ventures under negotiations are finalized, market demand for sale of minutes will be sufficient to meet all obligations of the Company. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


12. LITIGATION

The Company is the plaintiff in a lawsuit against two individuals for breach of an agreement concerning funds to be raised for the Company through the sale of previously issued securities. A settlement has been negotiated but not concluded with one of the individuals, and calls for the Company to acquire certain shares of an unrelated company. Management expects to resolve the matter with no material adverse effect on the Company's financial position.


13. YEAR 2000 (UNAUDITED)

The Company has been working on a due diligence testing of its year 2000 compliance. The year 2000 issue is grounded in that many computer systems process transactions based on storing two digits for the year of a transaction (for example, "96" for 1996), rather than a full four digits. Systems that process year 2000 transactions with the year "00" may encounter significant processing inaccuracies and even inoperability. Many companies will incur significant costs to make the needed software changes. The Company has completed a due diligence testing of its year 2000 compliance and has not found any problems to date. The testing included information technology and non-information technology systems, as well as inquiries to third parties with which the Company have material relationships (vendors and customers), regarding their state of readiness. The cost of any further year 2000 initiatives is not expected to be material to the Company's results of operation or financial position.


                                    - 39 -
-------------------------------------------------------------------------------

                     Crys*Tel Telecommunications.Com, Inc.
                         (a development stage company)

                   For the year ended June 30, 2000 and for the three months ended September 30, 2000

                      PREPARED INTERNALLY WITHOUT AUDIT

                              Table of Contents
                              -----------------
                                                                        Page
                                                                        ----
Table  of  Contents . . . . . . . . . . . . . . . . . . . . . . . . . .   40

Financial  Statements:

Balance  Sheet  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   41

Statements  of  Operations  . . . . . . . . . . . . . . . . . . . . . .   42

Statements  of  Stockholders'  Equity . . . . . . . . . . . . . . . . .   43

Statements  of  Cash  Flows . . . . . . . . . . . . . . . . . . . . . .   43

Notes  to  Financial  Statements  . . . . . . . . . . . . . . . . . . .   44

                                    - 40 -
-------------------------------------------------------------------------------

                     Crys*Tel Telecommunications.Com, Inc.
                         (a development stage company)

                                Balance Sheets

                                                           09/30/00      06/30/00
------------------------------------------------------    ----------    ----------
                                                          (unaudited)   (unaudited)
ASSETS

Current assets
  Cash                                                    $      100    $   27,313
  Receivables                                                   -             -
------------------------------------------------------    ----------    ----------
    Total current assets                                         100        27,313

Property and equipment, net                                  492,715       390,466
Prepaid expenses and other                                    40,984        13,772
------------------------------------------------------    ----------    ----------
  Total assets                                            $  533,799    $  431,551
------------------------------------------------------    ----------    ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                        $  295,276    $  249,978
  Accrued expenses                                           153,152       307,262
  Demand loans payable                                       297,687       297,687
------------------------------------------------------    ----------    ----------
    Total liabilities                                        746,115       854,927
------------------------------------------------------    ----------    ----------

Stockholders' equity
  Convertible preferred stock, $.001 par value,
      10,000,000 shares authorized, 90,000 share
      issued and outstanding at September 30, 2000
      and June 30, 2000, respectively                             90            90
  Common stock, $.001 value, 100,000,000 shares
      authorized, 32,075,783 and 20,175,783 shares
      issued and outstanding at September 30, 2000
      and June 30, 2000, respectively                         32,076        20,176
  Additional paid in capital                               4,135,900     2,841,300
  Related party prepaid compensation contracts            (1,944,900)   (1,062,900)
  Deficit accumulated during the development stage        (2,435,482)   (2,222,042)
------------------------------------------------------    ----------    ----------
    Total stockholders' equity                              (212,316)     (423,376)
------------------------------------------------------    ----------    ----------
Total liabilities and stockholders' equity                $  533,799    $  431,551
------------------------------------------------------    ----------    ----------

                            See accompanying notes

                                    - 41 -
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

                     Crys*Tel Telecommunications.Com, Inc.
                         (a development stage company)

                           Statements of Operations

                                                         Three months    Three months
                                          Year ended         ended            ended
                                           June 30,      September 30,   September 30,
                                             2000            2000             1999
-------------------------------------     -----------     -----------     -----------
                                          (unaudited)     (unaudited)      (unaudited)
Sales                                     $      -        $      -        $      -

Cost of sales                                    -               -               -
-------------------------------------     -----------     -----------     -----------
Gross profit                                     -               -               -
-------------------------------------     -----------     -----------     -----------

Operating expenses
  General and administrative                  147,306          21,164          48,749
  Salaries and benefits                       545,285          97,500         229,035
  Professional fees                         1,247,841          94,776         179,458
-------------------------------------     -----------     -----------     -----------
    Total operating expenses                1,940,432         213,440         457,242
-------------------------------------     -----------     -----------     -----------
Loss from operations                       (1,940,432)       (213,440)       (457,242)
-------------------------------------     -----------     -----------     -----------

Other income (expense)
Cancellation of income stream
  agreement gain                                9,000            -               -
Interest expense                                 -               -               -
-------------------------------------     -----------     -----------     -----------
Total other income (expense)                 9,000            -                  -
-------------------------------------     -----------     -----------     -----------
Net loss                                  $(1,931,432)    $  (213,440)    $  (457,242)
-------------------------------------     -----------     -----------     -----------

Loss per share                                 (0.08)          (0.01)          (0.02)

Average number of shares outstanding       22,950,000      30,010,000      18,855,000

                            See accompanying notes

                                    - 42 -
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

                     Crys*Tel Telecommunications.Com, Inc.
                         (a development stage company)

                      Statements of Stockholders' Equity

                                                                                  Deficit
                                                                                accumulated     Total
                                                      Convertible                during the     Stock-
                                            Common     Preferred                development    holders'
                                            Shares       Shares       Amount       stage        equity
---------------------------------------   ----------   ----------   ----------   ----------   ----------
Initial capitalization                           100         -      $    2,500   $     -      $    2,500
Net loss through 12/31/97 (unaudited)           -            -            -          (2,500)      (2,500)
---------------------------------------   ----------   ----------   ----------   ----------   ----------
Balance as of June 30, 1998                      100         -           2,500       (2,500)        -
---------------------------------------   ----------   ----------   ----------   ----------   ----------

Stock split, 10,000 for 1                    999,900         -            -            -            -
Stock issued for revenue stream            1,500,000    7,500,000        9,000         -           9,000
Stock split, 6 for 1                      12,500,000         -            -            -            -
Debentures converted                         309,117         -         333,200         -         333,200
Syndication costs                               -            -         (63,800)        -         (63,800)
Net loss                                        -            -            -        (288,110)    (288,110)
---------------------------------------   ----------   ----------   ----------   ----------   ----------
Balance as of June 30, 1999               15,309,117    7,500,000      280,900     (290,610)      (9,710)
---------------------------------------   ----------   ----------   ----------   ----------   ----------

Warrants converted                            66,666         -         166,666         -         166,666
Stock issued as compensation               7,700,000         -       1,312,500         -       1,312,500
Stock issued for services                  6,100,000         -       1,020,500         -       1,020,500
Stock issued for private placement              -          90,000       90,000         -          90,000
Cancellation of revenue stream            (9,000,000)  (7,500,000)      (9,000)        -          (9,000)
Net loss                                        -            -            -      (1,931,432)  (1,931,432)
---------------------------------------   ----------   ----------   ----------   ----------   ----------
Balance as of June 30, 2000               20,175,783         -       2,861,566   (2,222,042)     639,524
---------------------------------------   ----------   ----------   ----------   ----------   ----------

Stock issued as compensation               8,600,000         -         987,000         -         987,000
Stock issued for services                  3,300,000         -         319,500         -         319,500
Net loss                                        -            -            -        (213,440)    (213,440)
---------------------------------------   ----------   ----------   ----------   ----------   ----------
Balance as of September 30, 2000          32,075,783         -       4,168,066   (2,435,482)   1,732,584
---------------------------------------   ----------   ----------   ----------   ----------   ----------

                            See accompanying notes

                                    - 43 -
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

                     Crys*Tel Telecommunications.Com, Inc.
                         (a development stage company)

                           Statements of Cash Flows

                                                            Three months    Three months
                                             Year ended         ended            ended
                                              June 30,      September 30,   September 30,
                                                2000            2000             1999
----------------------------------------     -----------     -----------     -----------
                                             (unaudited)     (unaudited)      (unaudited)

Net loss                                     $(1,931,432)    $  (213,440)    $  (457,242)
Adjustments to reconcile net loss to
  net cash used by operating activities:
  Depreciation and amortization                   45,000          15,000          10,000
  Gain on cancellation of revenue stream          (9,000)           -               -
  Issuance of stock for services               1,020,500         319,500            -
  Issuance of stock for compensation           1,312,500         987,000            -
  Changes in assets and liabilities:
  (Increase)/decrease in prepaid expense         (13,772)        (27,212)        (13,715)
  (Increase)/decrease in prepaid comp.        (1,125,056)       (817,574)        (57,876)
  Increase/(decrease) in accounts payable        246,796          45,298          69,747
  Increase/(decrease) in accrued expenses        307,262        (154,110)        141,121
----------------------------------------     -----------     -----------     -----------
     Net cash used by operating activities      (147,202)        154,462        (307,965)
----------------------------------------     -----------     -----------     -----------

Receivable from officer                          (10,000)        (10,000)         (5,000)
Purchase of property and equipment              (282,058)       (117,249)        (36,395)
----------------------------------------     -----------     -----------     -----------
  Net cash used by investing activities         (292,058)       (127,249)        (41,395)
----------------------------------------     -----------     -----------     -----------

Proceeds from private placement                   90,000            -               -
Proceeds from loans payable                      167,540            -            167,540
Proceeds from warrant conversion                 166,666            -            166,666
----------------------------------------     -----------     -----------     -----------
  Net cash provided by financing activities      424,206            -            334,206
----------------------------------------     -----------     -----------     -----------
  Change in cash, net                            (15,054)         27,213         (15,154)

  at beginning of period                          15,154             100          15,154
----------------------------------------     -----------     -----------     -----------
  end of period                              $       100     $    27,313     $      -
----------------------------------------     -----------     -----------     -----------

                            See accompanying notes

                                    - 44 -
-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2000

1. ORGANIZATION AND OPERATIONS

ORGANIZATION
Crys*Tel Telecommunications.com, Inc., (the "Company), was incorporated on January 2, 1987 in the state of Florida. Until December 14, 1998, the company was named Progressive General Corporation.

DEVELOPMENT STAGE OPERATIONS
Since inception, the Company has been in the development stage of operations. In November 1998 the Company's management resigned after selling the controlling interest in the Company and new management took control. Until November 1998 the Company did not have any formal business plan.

The Company is now working to develop its business as an international facilities based carrier, which utilizes the Internet to provide economical international telecommunication services. Through its voice over Internet protocol (VoIP) technologies, it plans to route voice, data and value added services over the Internet, giving substantial discounts off standard rates. The Company plans to operate both as a wholesale carrier for international long distance resellers and as a retail carrier, servicing its own network and marketing the use of its network to consumers in designated areas.

                                    - 45 -
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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Consists of demand deposit accounts and cash held in trust.

INVENTORY
Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to seven years) using the straight-line method.

INTANGIBLES
Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method. Each asset is continually evaluated by management to determine if its carrying value will be realized based upon the estimated discounted cash flow expected from the asset. Additional amortization is recognized in the period a decline in value is identified.

INCOME TAXES
Deferred income taxes are provided for the estimated tax effects of timing differences between income for tax and financial reporting. The principal sources of timing differences are due to minor differences in depreciation method. A valuation allowance is provided against deferred tax assets, where realization is uncertain.

NET EARNINGS PER COMMON SHARE
Net earnings per common share are based on the weighted average number of common shares outstanding during each period.

                                    - 46 -
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

3. DEMAND LOAN PAYABLE TO STOCKHOLDERS

Certain stockholders of the Company incurred expenses on behalf of the Company and agreed to defer payment. The amount still owed is included in the ending balance demand loan payable to stockholders at June 30, 2000 and September 30, 2000. The balances payable to stockholders are short-term obligations and include interest accrued at an annual rate of 10 percent.

4. STOCKHOLDERS' EQUITY

AUTHORIZED SHARES AND STOCK SPLITS
On August 3, 1998 the Company amended its articles of Incorporation by increasing the number of shares authorized from 300 to 50,000,000 common shares. At the same time the par value was changed from $25.00 to $0.001. The shareholders then approved a ten thousand for one forward split of the issued and outstanding shares of the Company's common stock.

                                    - 47 -
-------------------------------------------------------------------------------

On December 11, 1998 the Company amended the Articles of Incorporation to increase the authorized number of common shares from 50,000,000 to 100,000,000. The shareholders then approved a six for one split of the issued and outstanding shares of the Company's common stock. The earnings per share have been retroactively restated to reflect the stock splits.

CONVERTIBLE PREFERRED STOCK
In addition to its common shares, the Company has authorized 10,000,000 shares of Preferred Stock at a par value of $.001 per share. The shares were authorized in the amendment to the articles of incorporation on December 11, 1998.

WARRANTS
The Company had 200,000 warrants outstanding at September 30, 2000 and
June 30, 2000, with an exercise price ranging from $1.00 to $2.50. As of September 30, 2000, 66,666 of these warrants were exercised and common shares were issued for a total of $116,665.50.

PREPAID COMPENSATION UNDER EMPLOYMENT CONTRACTS
The Company during the year ended June 30, 2000 and for the three months ended September 30, 2000 issued shares pursuant to employment contracts with three of its officers as payment for past and future services. The employment contracts are for a period of three years. If any of the employment agreements are cancelled in any way the prepaid compensation will be returned to the Company. The Company and its Board of Directors may issue a portion of these prepaid compensation payments as bonus upon performance measures being met by the management of the Company. As of September 30, 2000, none of the prepaid compensation payments have been reclassified as bonuses based upon performance. The Company believes that it will receive full services of the officers under their employment contracts.

                                    - 48 -
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

5. CONTINGENCIES - GOING CONCERN

As reported in the financial statements, the company has incurred a loss in excess of $2,436,000 from inception through September 30, 2000. As of that date the Company's current liabilities exceeded its current assets by $746,015. These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital funding to carry out its business plan.

The Company plans to raise additional capital through its shareholder loans and through a private placement of its common stock. The Company has ordered the equipment required to commence the sale of minutes through its existing network of gateways and is negotiating contracts and joint venture agreements for such sales. Management believes that, if funding is available to continue the production of gateways, and joint ventures under negotiations are finalized, market demand for sale of minutes will be sufficient to meet all obligations of the Company. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


                                    - 49 -
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

PART II

ITEM 1

MARKET PRICE AND DIVIDENDS ON COMMON EQUITY; OTHER MATTERS
Item 201 of Regulation S-B

    Our Common Stock began trading in the over-the-counter market during August 1998 and we obtained the trading symbol "PSGV", on December 15, 1998 the Company's trading symbol changed to "CYSS" and began trading. Quotations were obtained from the NASD Bulletin Board and reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. We do not believe that a meaningful market has existed in our Common Stock through the date hereof. On December 11, 1997 the Board of Governors of the National Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board, which affect us. The principal changes include: (i) a rule that only those companies that report their current financial information to the SEC, banking or insurance regulators will be included for quotation on the OTC Bulletin Board, (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. On November 11, 1999, the Company's common stock was automatically removed from the OTC Bulletin Board for failure to file this Form 10-SB and become a fully reporting company. Accordingly, since that date our common stock has traded on the "pink sheets." This Registration Statement is being filed on Form 10-SB with the SEC to register our common stock under
Section 12(g) of the Securities Exchange Act of 1934, as amended, to comply with the above-stated rule change. In the event this proposed Registration Statement is not declared effective, our securities would not be eligible for continued quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in our Common Stock.

PRICE RANGE OF COMMON STOCK
    In December of 1998, the Company obtained the symbol, "CYSS" and application was made for trading on the NASD OTC Bulletin Board system.
The first active trading in the shares of the Company began in December of 1998. The following table sets forth for the periods indicating the high and low closing prices of the Company's common stock from that date, as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter- dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter                     High           Low
---------------------       -----         -----
October-December 1998       $2.75         $2.37
January-March 1999          $4.06         $1.18
April-June 1999             $2.18         $0.75
July-September 1999         $3.75         $1.03
October-December 1999       $1.94         $0.18
January-March 2000          $1.81         $0.45
April-June 2000             $1.81         $0.14
July-September 2000         $0.95         $0.17
October-December 2000       $0.27         $0.02

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's Common Stock is subject to the penny stock rules. Consequently, Company stockholders may find it more difficult to sell their shares.

                                    - 50 -
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

ITEM 2

LEGAL PROCEEDINGS
Item 103 of Regulation S-B

    The Company was named as a plaintiff in a lawsuit filed on February 25, 1999 in the Supreme Court of British Columbia in Vancouver,
British Columbia against two defendants, Hugh Grenfal and Sergei Stetsenko. The
Company's Amended Statement of Claim alleges that the defendants are promoters located in the city of Vancouver, British Columbia who was retained by the Company to raise $100,000.00 U.S. as working capital under a certain financing agreement. Pursuant to this agreement, the Company delivered to the defendants
1,032,000 shares of common stock after which the defendants began short-selling the stock with the aid of a local brokerage firm jitneyed through four brokerage firms in the United States and otherwise converting the shares contrary to the financing agreement. The Company was seeking compensatory damages for breach of the financing agreement, breach of fiduciary duty and trust obligations, return of the shares, an accounting, injunctive relief, special damages and punitive damages.

The Company's case was dismissed without prejudice and was not able to obtain damages or any monetary relief from the court system.

The Company entered into a settlement agreement in response to a lawsuit brought against the officers and directors (both current and past) and the Company. The lawsuit was filed February 3, 2000 in the Superior Court of the State of California for the County of San Diego and alleges certain actions and damages surrounding the "Heads of Agreement" entered into by Crys*Tel on November 18, 1998. This lawsuit was brought by Robert Papalia, on the behalf of Kaiden SA and PacRim Information Systems, Inc., collectively Crys-Tel
International. Crys*Tel upon being served by the plaintiffs enlisted the services of legal counsel and addressed the legitimacy of the claims and allegations. The Company reached a settlement with Robert Papalia et al, which requires that all claims will be dropped against the company, its officers and directors. See "Recent Sales of Unregistered Securities" and Form 8-K filed on
July 17, 2000.

ITEM 3

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
Item 304 of Regulation S-B

    In July 1999 the Company's auditors, Barry l. Friedman, CPA, resigned and the Company's Board of Directors selected Logan Throop & Co., LLP as its auditors. During the fiscal year ended June 30, 1999 there were no disagreements with Logan Throop & Co., LLP and during the years ended
June 30, 1998 and 1997 there were no disagreements with Barry L. Friedman, CPA, the predecessor auditor, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of the firm, would have caused them to make reference to the subject matter of such disagreements in their reports on such financial statements.

ITEM 4

RECENT SALES OF UNREGISTERED SECURITIES
Item 701 of Regulation S-B

On December 11, 1998 the Company authorized a 6 for 1 forward split of its common stock pursuant to a vote of the shareholders and also amended its articles of incorporation to authorize the issuance of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

On December 17, 1998 the Company conducted an offering of unregistered securities to two companies to acquire an income stream. In that offering, the Company issued 1,125,000 (5,625,000 post forward split) shares of restricted common stock to Kaiden S.A. and 375,000 (1,875,000 post forward split) shares of restricted common stock to PacRim Information Systems, Inc. in exchange for acquiring the income stream of Crys*Tel International, Inc. in reliance upon the exemption from registration provided for by Section 4(2) of the Securities
Act of 1933. Also on December 17, 1998, the Company issued 5,625,000 shares of
Series A preferred stock to Kaiden S.A., and 1,875,000 shares of Series A preferred stock to PacRim Information Systems, Inc., also in exchange for acquiring the income stream of Cry*Tel International, Inc. and also in reliance upon the exemption from registration provided for by Section 4(2) of the Securities Act of 1933.

On March 3, 1999 the Company offered and issued to a single individual, Giacomo Luca Di Consolo, 909,000 shares of common stock in exchange for acquiring a 20 percent interest in an Italian business called Academy Network
Solutions. These shares were issued in reliance upon the exemption from registration provided for by Section 4(2) of the Securities Act of 1933.
That transaction was subsequently rescinded by the Company for nonperformance and the share issuance was cancelled as of the issuance date of March 3, 1999.

In a single transaction on April 6, 1999, the Company offered and issued to one entity, Lampton, Inc., 1,200,000 shares of common stock pursuant to the exercise of a convertible debenture agreement and 400,000 shares of common stock pursuant to the exercise of a stock purchase warrant, as well as 200,000 shares of common stock to a broker, J.P. Carey, Inc, pursuant to the exercise of an additional stock purchase warrant, in exchange for a commitment to provide the Company with up to $1,000,000.00 in equity financing in reliance upon the exemption from registration provided for by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder.
These shares were placed in escrow contingent upon performance of the financing commitment to raise $1,000,000.00. Only $334,000.00 in equity financing was actually provided. Of the shares issued to Lampton, Inc., 890,883 shares of common stock will be returned from escrow to the Company that was issued under the debenture agreement. In addition, 333,334 shares of common stock will be returned from escrow to the Company that was issued under the stock purchase warrant.

    On October 31, 1999 the Company's Board of Directors authorized the issuance of 500,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa, pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

                                    - 51 -
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

On December 28, 1999 the Company's Board of Directors authorized the issuance of 2,500,000 shares of common stock to the Company's President and Chief
Executive Officer, Dr. Lorenzo Musa, 1,500,000 shares to the Company's
Vice President and Corporate Secretary, Anthony J. Papalia and 1,000,000 shares to the Company's Director, Edward Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.
The Board of Directors also authorized the issuance of 750,000 shares of common stock to GNK Partners, Inc. and 750,000 shares of common stock to RCG Holdings, Inc. pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past services rendered and monies loaned to the Company.
The Board of Directors further authorized the issuance of 2,500,000 shares of common stock to Rubicon Capital Corporation, pursuant to Section 4(2) of the Securities Act of 1933 in consideration of Rubicon Capital Corporation acting as financial advisor and consultants to the Company and providing a minimum investment of $500,000 to the Company from accredited investors. The investment of $500,000 was received over the next six months for working capital.

On December 27, 1999, the Directors agreed that it was advisable and in the best interest of the Company to cancel the common and preferred share issuances to both PacRim Information Systems, Inc. and Kaiden S. A., and to negotiate a settlement of all matters between the Company and PacRim and between the Company and Kaiden. Pursuant to the cancellation of said shares, Robert Papalia, on behalf of PacRim Information Systems, Kaiden SA and their shareholders, filed suit against the Company and its Officers and Directors claiming breach of contract and intentional misrepresentation. This lawsuit was filed on February 3, 2000 with the San Diego Superior Court. The Company after deliberations with legal counsel entered into a settlement agreement with Robert Papalia, PacRim Information Systems, and Kaiden SA on May 6, 2000. As per the terms of the settlement agreement Robert Papalia, PacRim Information
Systems, and Kaiden SA relinquished all shares issued, common and preferred, under the terms of the "Heads of Agreement." Pursuant to settlement agreement entered into and the return of the 7,500,000 shares of preferred stock and 9,000,000 shares of common stock, the Company and its Board of Directors then issued 2,000,000 shares of common stock as compensation for consulting services performed under the terms of a Consulting Agreement. Additionally, as per the terms of the settlement agreement, all claims made against the Company, its Officers and Directors were withdrawn. The Company pursuant to the settlement agreement and Consulting Agreement was instructed to issue the 2,000,000 shares of common stock in the following manner, 1,666,667 shares to Robert Papalia, a Canadian citizen and 333,333 shares to Patrick Catalano, Esq., the US attorney representing the plaintiff in the lawsuit brought against the Company.

On April 3, 2000, the Company pursuant to the Florida Corporations Code and the private placement exemption via Section 4(2) and 4(6) of the Securities Act of 1933 issued to 13 individuals a total of 92,500 Units, which consists of one share of Preferred Series "B" Stock. Each preferred share is convertible into four shares of common stock.

On May 18, 2000, the Company's Board of Directors authorized the issuance of
100,000 shares of common stock to Charles R. Grebing pursuant to the Florida
Corporations Code and the private placement exemption via Section 4(2) of the Securities Act of 1933, in consideration of legal services rendered.

On June 5, 2000, the Company's Board of Directors authorized the issuance of
1,000,000 shares of common stock to the Company's President and Chief Executive
Officer, Dr. Lorenzo Musa, 600,000 shares to the Company's Vice President and
Corporate Secretary, Anthony J. Papalia, 200,000 shares to the Company's
Chief Operating Officer, Wesley Fry and 500,000 shares to the Company's
Director, Edward Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

On August 10, 2000, the Company's Board of Directors authorized the issuance of
1,000,000 shares of common stock to the Company's President and Chief Executive
Officer, Dr. Lorenzo Musa, 1,000,000 shares to the Company's Vice President and
Corporate Secretary, Anthony J. Papalia and 300,000 shares to the Company's
Director, Edward Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

On August 10, 2000, the Company's Board of Directors authorized the issuance of
300,000 shares of common stock to three individuals, Messrs. Oscar Minetto, Marta Lopez, and Gerardo Rodriguez (100,000 shares each) pursuant to
Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past compensation.

On October 8, 2000, the Company's Board of Directors authorized the issuance of
1,500,000 shares of common stock to the Company's President and Chief Executive
Officer, Dr. Lorenzo Musa and 300,000 shares to the Company's Director, Edward
Nixon pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

On October 17, 2000, the Company's Board of Directors authorized the issuance of 3,000,000 shares of common stock to the Company's President and Chief Executive Officer, Dr. Lorenzo Musa, 3,000,000 shares to Meta Partners
Ltd. and 1,500,000 shares to the Company's Director, Edward Nixon pursuant to
Section 4(2) and 4(6) of the Securities Act of 1933 in consideration of past and future compensation.

ITEM 5

INDEMNIFICATION OF OFFICERS AND DIRECTORS
Item 702 of Regulation S-B

                                    - 52 -
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

Under the terms of the Company's Bylaws, the Company has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner, which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR
LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO
PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.


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PART III

ITEM 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit 2.    Articles Of Incorporation and Bylaws (1)

Exhibit 3.    Acquisition Agreement (1)

Exhibit 3.1.  Stock Purchase Agreement (1)

Exhibit 3.2   Settlement Agreement Between Crys*Tel Telecommunications.com,
              Inc. and Robert Papalia, PacRim Information Systems, and
              Kaiden SA (2)

Exhibit 6.    Material Contracts (1)

Exhibit 6.1   Reseller Agreement Between Nokia Corporation (Formerly  Vienna
              Systems) And The Company (1)

Exhibit 6.2   Colocation Support Services Agreement Between Vancouver Telephone
              Company Limited And The Company (1)

Exhibit 6.3.  Internet Services Agreement Between Starcom-Accesspoint and the
              Company (1)

Exhibit 6.4.  Joint Venture Agreement Between Cry-Tel Telecommunications
              Australia Pty Ltd. And The Company (1)

Exhibit 6.5.  Network Administration Agreement Between Telematrix and the
              Company (1)

Exhibit 6.6.  Agreement Between Kaiden S.A., PacRim Information Systems and the
              Company for Income Stream and Issuance of Common and Preferred
              Stock (1)

Exhibit 6.7.  Preferred Share Consolidation And Control Block Resolution
              Between Kaiden S.A., PacRim Information Systems, Inc (1)

Exhibit 6.8.  Internet Services And Colocation Agreement With AboveNet
              Communications, Inc (1)

Exhibit 10.1  Convertible Debenture And Warrant Purchase Agreement By and Among
              Lampton Inc. (The "Purchaser") And Crys-Tel
              Telecommunications.com, Inc.

Exhibit 23.   Consent Of Independent Auditors

Exhibit 27.   Financial Data Schedule

Exhibit 99.1  Press Release dated May 16, 2000. (2)

Exhibit 99.2  Press Release dated July 7, 2000. (2)

------------------------
(1) Incorporated herein by reference to the Company's Report on Form 10-SB filed October 5, 1999, File No. 000-27547.

(2) Incorporated herein by reference to the Company's Report on Form 8-K filed
July 7, 2000, File No. 000-27547.


COMPANY SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYS*TEL TELECOMMUNICATIONS.COM, INC.


By: Lorenzo Musa, Ph.D.                Date: January 11, 2001

/S/ Lorenzo Musa
-------------------------
Lorenzo Musa, Ph.D.
Chief Executive Officer


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